U. S. Securities and Exchange Commission
                            Washington, D. C. 20549

                                   FORM 10-SB

                 General Form For Registration of Securities of
                             Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        Advanced Optics Electronics, Inc.
                 (Name of Small Business Issuer in its Charter)

             Nevada                                        880365136
  (State or other jurisdiction                 (IRS Employer Identification No.)
Of incorporation or organization)

     8301 Washington NE, Suite 4
          Albuquerque New Mexico                             87113
(Address of principal executive offices)                   (Zip Code)

                    Issuer's telephone number (505) 797-7878

        Securities to be registered under Section 12(b) of the Act: None

          Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                (Title of Class)

                        ADVANCED OPTICS ELECTRONICS, INC.

                                   FORM 10-SB

                                      INDEX

                                                                                                          PAGE
                                                                                                          ----
                                     PART I
Item 1.  Business .....................................................................................   1-2
Item 2.  Management's Discussion and Analysis or Plan of Operation ....................................   3-4
Item 3.  Description of Property ......................................................................   5
Item 4.  Security Ownership of Certain Beneficial Owners and Management ...............................   6
Item 5.  Directors, Executive Officers, Promoters and Control Persons .................................   6
Item 6.  Executive Compensation .......................................................................   8
Item 7.  Certain Relationships and Related Transactions ...............................................   9
Item 8.  Legal Proceedings ............................................................................   9
Item 9.  Market for Common Equity and Related Stockholder Matters .....................................   9
Item 10. Directors and Executive Officers of the Registrant ...........................................   10
Item 11. Description of Securities ....................................................................   10
Item 12. Indemnification of Directors and Officers ....................................................   11


                                     PART II
Item 13. Financial Statement ..........................................................................   FS 2-15
Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure .........   12


                                    PART III

Item 15. Exhibits Table

                                     PART I

     THIS DISCUSSION, OTHER THAN THE HISTORICAL FINANCIAL INFORMATION, MAY CONSIST OF FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING QUARTERLY AND YEARLY FLUCTUATIONS IN RESULTS, THE PROGRESS OF RESEARCH AND THE DEVELOPMENT OF THAT RESEARCH AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S REPORTS, INCLUDING THIS REPORT. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF, AND SHOULD NOT BE GIVEN UNDUE RELIANCE. ACTUAL RESULTS MAY VARY SIGNIFICANTLY.

THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ITEM 1. Description of Business.

                        ADVANCED OPTICS ELECTRONICS, INC.

Advanced Optics Electronics, Inc. ("Advanced Optics Electronics, Inc." or the "Company") is an electro-optic technology company engaged in the research and development and manufacture of large-scale flat panel displays. The Company was organized as a Nevada corporation on May 22,1996. Advanced Optics Electronics, Inc. is located in Albuquerque, New Mexico.

On November 7, 1996, the Company acquired the business and patents of PLZTech, a company involved in the development of flat panel displays.

BIOMODA. In the first quarter of 1998 a significant equity position in BIOMODA, Inc. was purchased for the primary reason of allowing Advanced Optics Electronics, Inc. to participate in the emerging area of a non invasive early detection of lung cancer and the ability to destroy the specifically identified cancer. In addition, the technology owned by BIOMODA, Inc. is adaptable to the early detection of colon cancer. Also, an optical scanning device will be needed for evaluation of certain samples needed for the various tests and Advanced Optics Electronics, Inc. will be able to provide these optical scanning devices.

Advanced Optics Electronics, Inc. holds approximately 22% overall stock in BIOMODA, Inc. an option to increase its holdings to approximately 27% over a 12-month period.

There are no legal actions pending or threatened against Advanced Optics Electronics, Inc. or to which it or any of its properties are subject, nor to its knowledge are any such proceedings contemplated.

Advanced Optics Electronics, Inc's, common stock currently trades on the NASD OTC Bulletin Board under the symbol "ADOT".

Business of Issuer

The patent for the Transverse Pixel Format, Electro-optic spatial light modulator (SLM) was registered with the United States Patent Office, Recordation date: August 30, 1994. The date of patent is March 30, 1993. Patent registration number 5,198,920. Patent pending number 08-298422.

                            Summary of the Invention

It is a primary objective of the present invention to provide a high density electro-optic light valve array which has reduced operation voltage, enhanced speed of operation, minimum crosstalk between pixels, and high brightness.

It is another primary object of this invention to provide a manufacturing process for a high density electro-optic light valve array using modified silicon semiconductor photolithography, etching, and thin film deposition technology and equipment.

It is another object of the present invention to provide a high density electro-optic light valve array with reduced operation voltages compatible with current commercially available silicon large scale integration technology and display circuitry designed for use with liquid crystal displays.

Computer designed mask sets, the polished wafers, will be processed through the proprietary PLZTech photo lithographic processing equipment in order to fabricate the individual spatial light modulator (SLM) elements. The wafers will at this time have metallic electrode connections deposited so that edge contact to the SLM electrodes can be made. Each element will then be tested for operation.

Advanced Optics Electronics, Inc. believes its products will provide the following advantages over existing competitors.

AFFORDABILITY. The main focus will be the benefits of affordability that will open and expand the existing market of electronic outdoor advertising. The price of the flat panel remote billboard is approximately $ 1,000,000, as opposed to the $ 14,000,000 price on the existing market. It is expected that most customers will be a one time complete package sale with only a monthly fee for uplink and downlink services. There have been approximately 100 to 125 inquiries about this product from major outdoor advertising agencies for their high visibility billboards.

TIME MANAGEMENT. The time sold will be better controlled. When a client's allotted time has expired, the advertising agency can remove the advertisement at no cost. This means that the space may be sold in smaller increments than the traditional month long periods; the time will be cut down to minutes or seconds. (Fifteen second increments are the U.S. legal minimum).

FREQUENT IMAGES CHANGE. With an electronic display, outdoor advertising will be able to reach new levels of revenue generation for the advertiser's targeted high visibility, high traffic areas; the result will be due to the ability to change the image as often as desired. Graphics can be controlled from a remote access terminal, and this eliminates the need to produce large physical prints. The high speed transmission creates a sharp daylight image. Remote satellite transmission stations can be up to nine hundred miles from the customer's advertising site.

VISIBILITY. The flat panel board can be viewed straight on or at an angle. For stadium use the displays will also achieve full motion. The ability to transmit for daytime bright and clear viewing is one of the benefits of the flat panel display.

PROGRAM MAINTENANCE AND INTEGRITY. There will be a turn key service available at a fee, if a customer prefers the Company to maintain their entire program. The customer's program integrity may be maintained by an hourly, daily or weekly check from the transmission site.

Advanced Optics Electronics, Inc. has a periodic update for its stock holders and interested public on the Internet Web page: address: www.adot.org.

                                   COMPETITION

Advanced Optics Electronics, Inc. faces competition from numerous companies, some of which are more established, have greater market recognition, and have greater financial, technological, production and marketing resources than Advanced Optics Electronics, Inc. These competitors have operating histories, including greater experience in this market. Greater name recognition and an established customer base in technology recognition. Currently the largest competitors are Toshiba, Sharp, Hitactchi, Litton Canada and Xerox. The Japanese companies in particular have spent several billion dollars trying to improve both the quality and manufacturing yields of their products.

Advanced Optics Electronics, Inc's, competitors can be expected to continue to improve the design and performance of flat panel display and to introduce products with competitive prices and performance features. Maintaining the technological and other advantages of the company's products over its competitors' products will require a continued high level of investment by Advanced Optics Electronics, Inc. in both the research and development operations.

Advanced Optics Electronics, Inc. has been researching the flat panel technology for three and one half years and anticipates a minimum of three (3) months more before production of the panel begins. The total cost of research and developement is expected to be $ 425,000.00.

Total number of Employees. At the present time Advanced Optics Electronics, Inc. has nine (9) employees. There are four (4) salaried administrative, two (2) full time hourly employees, two (2) receiving stock options and (1) Research Scientist as an independent contractor.

Item 2. Managements's Discussion and Analysis or Plan of Operation.

The following Management's Discussion and Analysis of Financial Conditions and Results of Operations contains forward-looking statements relating to future plans, expectations, events or performances that involve risks and uncertainties. The Company's actual results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" in the Company's Prospectus dated January 21,1997. The following discussion should be read in conjunction with the financial statements and notes thereto included in this 10-SB.

Overview

The Company is a development stage technology company with its principal focus in the development and production of large-scale flat panel displays. In November 1996, Advanced Optics acquired PLZ Tech, the developer of the large-scale flat panel displays. The Company has continued the research and development for this product and believes it will be in production by the end of 1998.

The markets for the large-scale flat panel displays would include, but not be limited to, cockpit displays, flat panel computer monitors, and advertising billboard. Once the research and development is substantially complete Advanced Optics Electronics, Inc. plans to begin marketing the products.

Advanced Optics is a "Development Stage Company", and has not generated significant income since inception. The Company was incorporated on May 23, 1996. The discussions for the Results of Operations, Plan of Operation, and Liquidity and Capital Resources compare the activities for the year ended December 31, 1997 to the period from inception, May 23, 1996 to December 31, 1996 (herein referred to as "the periods"). The Company does not believe that its business is seasonal.

Plan of Operations

Upon substantial completion of the research and development on the large flat panel displays the Company plans to make the transition from a development stage company to a full production and sales company of these products. Advanced Optics Electronics, Inc. will focus on producing and selling the large-scale flat panel displays for outdoor advertising billboards.

Prior to producing the large-scale flat panel displays for outdoor advertising, the Company will need to purchase additional equipment. The estimated cost of this additional equipment ranges from $165,000 to $250,000. Once the equipment is in place, the Company will be able to complete the production of the first panel in approximately 180 days.

The Company plans to hire four (4) technicians to assist in the setting up of necessary equipment. The technicians then will be trained to operate the equipment and production will begin on the large-scale flat panel displays for outdoor advertising billboards. Advanced Optics also plans to hire a marketing manager to establish a sales program and oversee the Company's marketing efforts.

Advanced Optics Electronics, Inc. currently has a Regulation D (filed 3/31/98) in effect and plans to raise approximately $1,000,000 over the next twelve months. These funds will be used to complete the remaining research and development, purchase the additional equipment for production, set up the equipment, and obtain additional technicians and marketing personnel.

Results of Operations

In October 1997, Advanced Optics Electronics, Inc. executed a contract to supply large-scale display panels to a customer for approximately $1,700,000. The contract is anticipated to be complete by December 1998. The customer is being billed as work progresses on the project and the Company is using the percentage-of-completion method of accounting for recording revenues for contractual work. For the year ended December 31, 1997, the Company generated $72,000 in contract revenue, and generated no revenue for the period from inception, May 23, 1996, through December 31, 1996.

Administrative expenses increased from $17,970 to $73,421 for the periods ended December 31, 1996 and 1997 respectfully. This increase is due to additional expenses to secure contracts, an increase in staffing, and an increase in normal operating expenses such as rent and insurance.

Expenditures for research and development decreased from $30,474 to $10,521 for the periods ended December 31, 1996 and 1997 respectfully. The majority of the research and development for the large-scale flat panel displays was completed by PZLTech prior to the Company acquiring PLZTech. As a result expenses, for research and development have decreased. Additional research and development is needed before the large-scale flat panel displays become fully marketable. The company believes the remaining research and development will cost approximately $225,000.00 and will be complete by December 1998.

Expenditures for Professional Services increased from $21,738 to $33,644 for the periods ended December 31, 1996 and 1997 respectfully. The increase was the result of professional fees for legal services and engineering services.

The total notes payable for the Company decreased from $44,571 as of December 31, 1996 to $25,455 as of December 31, 1997. As a result of the reduction in notes, interest expense decreased by $1,194. Interest expense was $3,142 and $1,948 for the periods ended December 31, 1996 to 1997, respectfully.

The Company has no income tax liability due to the net operating losses for the period ended December 31, 1996 and 1997.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31,1997 the Company's net working capital was $164,190 as compared to a negative $9,040 at December 31, 1996. During 1997 the company increased its working capital through the sale of additional stock. The Company sold 2,656,213 common shares during 1997, thereby increasing the Company's equity by $365,052. The average sales price for the stock during this period was approximately $0.14 per share.

The Company purchased $30,879 of equipment during the year ended December 31, 1997. This included $829 of furniture and fixtures, $2,626 of computers, and $27,424 of technical equipment used for testing and production of the flat panel displays. These purchases were funded primarily from the sale of the Company's stock.

INTERIM PERIOD

Overview

During the three-month period ended March 31, 1998 Advanced Optics Electronics, Inc. continued its efforts in the research and development of the large-scale flat panel displays. The Company is also focusing and planning for the transition from the research and development to the production phase of the project.

Advanced Optics was involved in several significant transactions for the three months ended March 31,1998. The discussions for the Results of Operations, and Changes in Financial Conditions compare the activities for the three months ended March 31, 1998 to the year ended December 31, 1997.

Results of Operations

Advanced Optics Electronics, Inc. generated $72,000 in revenue during the three months ended March 31, 1998 as a result of continued work on the contract. The Company's anticipated completion date for the contract is March 1999.

During the three-month period the Company incurred $60,594 of general and administrative expenses as compared to $73,421 for the year ended December 31, 1997. The increase is due to the Company's transition from research and development to production. The Company increased its administrative staff to support the change in operations.

The Company's expenditures for professional fees were $23,017 for the three months ended March 31, 1998 as compared to $33,644 for the year ended December 31,1997. The professional expenses were the result of normal legal, accounting and other fees for the periods.

Advanced Optics Electronics, Inc. incurred a net loss from operations of $19,401 for the three months ended March 31,1998. This loss was offset by the unrealized gain of the security held by the Company. Advanced Optics Electronics, Inc. owns
21.57 percent (817,470 shares) of BioModa, Inc. and has an option to purchase 248,950 additional shares, which, if exercised, would increase the Company's ownership to 26.4% of the total number of shares of outstanding common stock. The investment is accounted for by the equity method. The market value of BioModa, Inc. increased by approximately $1,129,500 for the three months ended March 31, 1998 and as a result the Company recorded $243,647 as an unrealized gain for the period.

Changes in Financial Conditions

The Company sold 4,895,077 shares of its common stock. The Company's net proceeds from the sales of common stock were $808,450. The average selling price for the common stock was $0.165 per share.

The Company's net working capital increased from $168,190 at December 31, 1997 to $1,186,203 at March 31, 1998. This increase is due to two factors -- proceeds from the sale of the Company's common stock and from the unrealized gain of BioModa, Inc.

Item 3. Description of Property.

Until October 1997, Advanced Optics Electronics, Inc. leased 1,800 square feet of office space at 901 Rio Grande Boulevard, Albuquerque, New Mexico. The Rio Grande property did not have the necessary research space, therefore, a move was made to 5601 Holly NE, Albuquerque, New Mexico 87113, this property consisted of 3,980 square feet of administrative and research space. However, the research space could not be brought up to specification for the necessary 100 micron clean room essential for this research.

A management decision was made to upgrade facilities, after an extensive search a facility was located at 8301 Washington NE, Suite 4, Albuquerque, New Mexico 87113, Advanced Optics Electronics, Inc. has entered into a three year lease agreement with JMP Company Inc. P.O. Box 5006, Albuquerque, New Mexico 87185, signed on May 29, 1998 to include the 3,365 square foot administrative, research and manufacturing space at a set monthly rate of $ 1,325. The term of the lease is from June 17, 1998 through June 16, 2001.

Item 4. Security Ownership of Certain Beneficial Owners and Management

                    Name and Address of            Amount and Nature of
Title of Class      Beneficial Owner               Beneficial Owner              Percent of Class

Common Stock      * Francisco Urrea Jr.
                    901 Rio Grande NW #G-250            341,810                        3.21
                    Albuquerque, NM 87104

Common Stock        Leslie S. Robins
                    8301 Washington NE                1,999,526                       18.80
                    Suite 4
                    Albuquerque, NM 87113

Common Stock      * Grupo Nueve Ltd.
                    3009 Charleston                   1,539,300                       14.47
                    Albuquerque, NM 87109

* Francisco Urrea Jr. is the managing director of Grupo Nueve Ltd. and a participant in Grupo Nueve Ltd.

No person holds a voting trust.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The following sets forth the name, age, and position of each current Director, Executive Officer and Advisor of Advanced Optics Electronics, Inc.

NAME                                   AGE                    POSITION                                    SINCE
MICHAEL PETE                           51               President, Treasurer, Dir.                      July 1994

LESLIE S. ROBINS                       59               Executive Vice President, Secretary, Dir.       January 1993

FRANCISCO UREA JR.                     67               Director                                        January 1993

DR. ROGER A. BOGGS                     50               Senior Vice President - Research                June 1996

DR. ALBERT GOODMAN                     73               Science Advisor                                 April 1995

DR. GARTH W. GOBELI                    69               Science Consultant                              May 1998

Michael H. Pete

President, Treasurer, Director, age 51, since July 1994 to present. Developed and coordinated satellite transmission plans. Interface with DOD regarding the flat panel initiative. From 1990 to 1994 President of SEES New Mexico Inc. worked with federal R&D labs (Los Alamos and Sandia) creating and implementing information management systems. From 1982 to 1990 President of Phoenix Filtration Systems. From 1979 to 1981 Technical Management Consultant Office of the Secretary, DOE. 1977 to 1979 Booz, Allen and Hamilton, Project Manager. 1975 to 1977 Office director, Low Income Weatherization Federal Energy Administration, Wash. D.C. Williams College, BA; Stanford University, Business and private sector management.

Leslie S. Robins

Executive Vice President, Secretary and Chairman, Board of Directors, Age 59, since January 1993 to present. Supervised scientists and technicians in completion of final research for end use in flat panel displays. Developed cost estimates and time lines and manufacturing procedures for a flat panel display program. Formulated patent strategy. Raised interim financing. From November 1989 to December 1992 Managing Partner of Coronado Group, performing analysis of small technology companies. From May 1986 to June 1989 Executive Vice President of Triton Productions Inc. From September 1978 to October 1987 Managing Partner of Longview Mgt.; investment managers for individuals in the entertainment industry. University of Miami, B.S.; Harvard University, MBA program.

Francisco Urrea Jr.

Director, Age 68, since January 1993. January 1994 to present, Managing Partner Grupo Nueve Ltd. February 1988 to November 1993 President of Septima Enterprises Inc. Chairman, Diagnostek Inc. NYSE 1983 to 1985. Chairman, Summa Medical Corp. ASE 1978 to 1991. Chairman, Syncor, NASDAQ. 1974 to 1978. Member U.S. Dept. of Commerce Biotech Advisory Comm. 1988 to 1995. Member of NM Foreign Trade and Investment Council 1986 to 1990. Member of NM Economic Development Board 1978 to 1982.

Dr. Roger A. Boggs

Senior Vice. President-Research. Age 50, June 1996 to present. Polaroid Corporation, June 1974 to 1998. Project manager laser media. Responsible for budget and delivery of laser ablation media for direct digital color products. Managed 15 material system and analytical scientists in development of product applications. Led a group of nine professionals in design of infrared dyes and acid providing compounds for application in electrically imaged media. Led effort to invent and developed set of three proprietary IR dyes for laser imaged, photographic three color product. Ph.D. Univ. Wisconsin.

Albert Goodman, Ph.D.,Science Advisor of the Company. Age 73. Dr. Goodman received his Ph.D. in Nuclear Physics in 1960 from the University of New Mexico and Los Alamos Laboratories, He acquired an M.S. in Physics and Mathematics from the University of New Mexico in 1955 and a B.S. in Physics from the City University of New York in 1946.

Dr. Goodman worked for Hazeltine Electronic Corporation from 1945-1946 where he analyzed and participated, in the redesign of radar components to be used by the U.S. Navy. From 1946-1949, Dr. Goodman was with Los Alamos National Labs which carried out experiments on transmission of neutron beams by materials. From 1949-1956, Dr. Goodman devised and tested optical piezoelectric devices and associated instrumentation used for detecting mechanical impacts, vibration and shock transmissions in materials and structures for Sandia National Labs. Again from 1956-1960, Dr. Goodman worked for Los Alamos National Labs where he designed and built instrumentation and equipment for use with Van de Graaff accelerator and operated the accelerator and its instrumentation systems.

Dr. Goodman returned to Sandia National Labs from 1960-1977, where he supervised and carried out R&D efforts. From 1981-1985, Dr. Goodman was instrumental in the development of optical motion detector for use in several security functions for Kalatek Products Inc. Dr. Goodman worked as an independent Science consultant and adviser from 1977-1985 in which he was involved in the commercialization of products such as video disk systems, shutter less motion picture projection system and shaped explosive charge penetrator device. From 1985-1993, Dr. Goodman worked for Advanced Sciences Inc. where he managed and monitored several defense R&D programs. From 1992 to the present, Dr. Goodman has been working for Technologies Specialties Inc. where he is currently the Vice President of Research.

Dr. Garth Gobeli, Ph.D., 69, Science consultant to Advanced Optics Electronics, Inc. 1995 to April 1998 Science consultant to various technology companies. 1993 to 1995 head of research for PLZTECH. From January 1990 to April 1992, Senior Scientist at Foresight in Albuquerque, New Mexico. Dr. Gobeli was responsible for the design, fabrication and testing of optics and illumination components developed by Foresight. From 1989 to 1991, principal of Chromex, where Dr. Gobeli designed and supervised prototype manufacture and marketing of imaging spectrographs. Also, developed special analysis oriented package. Prepared and received a number of SBIR grants. 1987 to 1988, Scientist at CVI Laser, Inc. Responsible for developing and bringing to market double beam spectrometer. 1980 to 1987, Principal at Hanseatic Group in Albuquerque, NM where he developed computer models for forward hedging of currencies, interest rates and portfolio immunization. 1966 to 1979, Senior Scientist at Sandia National Labs Physical Optics Group. 1959 to 1966, Physicist at Bell Telephone Labs, Murray Hill, New Jersey. Gobeli holds several patents, DOD secret Clearance, PhD Purdue University, Physics.

There are no family relationships among the directors, executive officers, or directors. None of the executive officers of Advanced Optics Electronics, Inc. have any legal proceedings pending at the present time.

There are no bankruptcy petitions filed against any business of which such persons as general partner or executive offices now or in the past two years.

There are no convictions in a criminal proceeding or pending criminal proceeding involving the executive officers or directors of Advanced Optics Electronics, Inc., not being subject to any order, judgement, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

The executive officers or directors of Advanced Optics Electronics, Inc. have not been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have ever violated a federal or state securities or commodities law, and no judgement has ever been brought against them.

                                    DIRECTORS

Michael Pete, Leslie S. Robins and Francisco Urea Jr. are Directors as well as senior managers of the Company.

Item 6. Executive Compensation.

                                                     SUMMARY COMPENSATION TABLE
                                                                                     Long Term Compensation
                                                                                     ----------------------
                                        Annual Compensation                         Awards                Payouts
                                       ---------------------------------------------------------------------------------------------
   (a)                     (b)           (c)          (d)          (e)              (f)             (g)         (h)         (i)
                                                                  Other          Restricted     Securities                  Al1
 Name and                                                         Annual           Stock        Underlying      LTIP       Other
 Principal                                                     Compensation       Award(s)       Options/      Payouts  Compensation
 Position                  Year        Salary($)    Bonus ($)       ($)              ($)          SARs (#)       ($)        ($)
President, Treasurer
Director
Michael H. Pete            1998         30,000.00        0           0           75,000.00       300,000.00        0          0
Exec. VP, Secretary
Chairman, Board Directors
Leslie S. Robins           1998         54,000.00        0           0          237,500.00       950,000.00        0          0
Science Advisor
Dr. Albert Goodman         1998         36,000.00        0           0           12,500.00        50,000.00        0       1,000.00
Science Consultant
Dr. Garth Gobeli           1998         60,000.00        0           0           50,000.00       200,000.00        0       3,500.00

On January 2, 1998 Advanced Optics Electronics, Inc. and Mr. Pete entered into a three year employment contract. Under the terms of Mr. Pete's employment contract, Mr. Pete employment contract, Mr. Pete shall serve as president of Advanced Optics Electronics, Inc. and his salary shall be $30,000.00 per annum subject to an 8% cost of living increase and increases as determined by the Board of Directors. In addition, pursuant to Mr. Pete's employment contract, in the event that Mr. Pete is terminated in connection with a change in control, Mr. Pete shall be entitled to receive a lump sum payment equal to three time his then annual salary. Finally, pursuant to his contract, Mr. Pete shall be indemnified by Advanced Optics Electronics, Inc. for serving as President.

On December 1, 1997 Advanced Optics Electronics, Inc. and Mr. Robins entered into a three year employment contract. Under the terms of Mr. Robins' employment contract, Mr. Robins shall serve as Executive Vice President, Secretary and Chairman, Board of Directors and his salary shall be $54,000.00 per annum subject to a 8% cost of living increase and increases as determined by the Board of Directors. In addition, pursuant to Mr. Robins employment contract, in the event that Mr. Robins is terminated in connection with a change in control, Mr. Robins shall be entitled to receive a lump sum payment equal to three times his then annual salary. Finally, pursuant to his contract, Mr. Robins shall be indemnified by Advanced Optics Electronics, Inc. for serving as Executive Vice President, Secretary and Chairman, Board of Directors, for Advanced Optics Electronics, Inc.

ITEM 7. Certain Relationships and Related Transactions.

BIOMADA STOCK. On April 17th, 1998, Advanced Optics Electronics, Inc. purchased an additional 631,578 common shares from BioModa. The total number of shares owned by Advanced Optics Electronics, Inc. as of this date is 817,470 or 21.57% of the outstanding number of common shares. Advanced Optics Electronics, Inc. also has an option to purchase 248,950 additional shares of BioModa, which, if exercised, would be 26.8% of the total number of outstanding common stock.

Item 8. Legal Proceedings.

The Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, would have a material adverse effect on the Company's operating results.

Item 9. Market for Common Equity and Related Stockholder Matters

The Company's Common Stock began trading on the NASDAQ Bulletin Board Market ("NASDAQ") under the symbol "ADOT" during the first quarter of 1997. Prior to that time the stock was not listed or traded on any organized market system. The holders of the Company's Common Stock are entitled to one vote per share. The Common Stock holders do not have preemptive rights to purchase, subscribe for, or otherwise acquire any shares of Common Stock.

The table below sets forth the high and low bid prices for the Common Stock as reported by NASDAQ.

Fiscal 1997                                               High              Low
-----------                                               ----              ---

First Quarter                                            $0.92             $0.52
Second Quarter                                            1.00              0.52
Third Quarter                                             0.87              0.37
Fourth Quarter                                            0.87              0.31

Fiscal 1998
-----------
First Quarter                                            $0.29             $0.15

These over-the-counter market quotations may reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the near future.

Item 10. Recent Sales of Unregistered Securities.

Advanced Optics Electronics, Inc. has never issued unregistered securities.

Item 11. Description of Securities

At March 31, 1998, there were approximately 112 Common Stock holders of record. The Company estimates that, when including shareholders whose shares are held in nominee by brokers, there are approximately 230 total holders of common stock.

                                  COMMON STOCK

Each holder of the Common Stock will be entitled to one vote for each share of stock standing in his name on the books of the Corporation. Material Rights for each holder of the Common Stock will be entitled to one vote for each share of stock standing in his name on the books of Advanced Optics Electronics, Inc. The Company to date has not paid any dividends.

Consideration for Shares. The Common Stock will be issued for such consideration, and will be fixed from to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares will be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares will be taken to be fully paid stock and will be non-assessable.


Pre-emptive Rights. Except as may otherwise be provided by the Board of Directors, no holder of any shares of the stock of the Corporation, will have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class, now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrant or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares. Stock Rights and Option. The corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation.

Item 11. Description of Securities.

Advanced Optics Electronics, Inc. total number of shares authorized to issue is 25,000,000 shares of common stock at $ 0.001 par value, per share. As of April 1998 there were outstanding 12,050,280 shares of Common Stock held of record by stockholders.

Item 12. Indemnification of Directors and Officers.

Advanced Optics Electronics, Inc. has adopted Section 78.751 of the Domestic and Foreign Corporation Laws of the State of Nevada in its bylaws including any amendments to this section as they may occur. Section 78.751 states:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit of proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.


     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation of for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court or competent jurist\diction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Advanced Optics Electronics, Inc. has entered into indemnification agreements with its officers and directors. Pursuant to the agreements, Advanced Optics Electronics, Inc. has agreed to defend and indemnify such officers and directors for all expenses and liabilities for acting as such.

     In addition, Advanced Optics Electronics, Inc. carries directors' and officers' insurance pursuant to authority in its Bylaws to maintain a liability insurance policy which insures directors or officers against any liability incurred by them in their capacity as such, or arising out of their status as such.


                                    PART F/S

     The financial statements of Advanced Optics Electronics, Inc. follow.

Item 13. Financial Statements and Supplementary Data


                          INDEX TO FINANCIAL STATEMENTS
                                                                           Page
                                                                           ----

Financial Statements For The Periods Ended December 31, 1997 and 1996


Report of Independent Accountant                                           FS- 2
Statement of Operations                                                    FS- 3
Balance Sheet                                                              FS- 4
Statement of Changes in Shareholders' Equity                               FS- 5
Statement of Cash Flows                                                    FS- 6
Notes to Financial Statements                                              FS- 7



Financial Statements For The Quarter Ended March 31, 1998


Report of Independent Accountant                                           FS- 8
Statement of Operations                                                    FS- 9
Balance Sheet                                                              FS-10
Statement of Changes in Shareholder's Equity                               FS-11
Statement of Cash Flows                                                    FS-12
Notes to Financial Statements                                              FS-13
                                                                           FS-14
                                                                           FS-15

                        REPORT OF INDEPENDENT ACCOUNTANT





I have audited the accompanying balance sheet of Advanced Optics, Inc. (a Nevada corporation) as of December 31, 1997 and 1996 and the related statements of income, cash flow, and changes in shareholders equity for the year ended December 31, 1997 and for the period from inception (May 22, 1996) through December 31, 1996. These statements are the responsibility of Advanced Optics Electronics, Inc's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Advanced Optics Electronics, Inc. as of December 31, 1997 and 1996 and the results of operations and cash flows for the year ended December 31, 1997 and for the period from inception (May 22, 1996) through December 31, 1996 in conformity with generally accepted accounting principles.



Athena L. McDevitt
Albuquerque, New Mexico
February 5, 1998

                       ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS


                                                                                    Cumulative
                                                            From Inception        From Inception
                                                           (May 22nd, 1996)       (May 22, 1996)
                                          Year Ended              to                    to
                                       December 31, 1997   December 31, 1996    December 31, 1997
                                       -----------------   -----------------    -----------------
Revenues:

     Contract Revenue                       $    72,000          $      --          $    72,000
                                            -----------          -----------         -----------

Costs and Expenses:


     General and Admininstrative                 73,421               17,969             91,930
     Research and Development                    10,521               30,474             40,995
     Amortization and Depreciation               37,156                3,578             40,734
     Professional Expenses                       33,644               21,739             55,383
     Interest Expense                             1,948                3,142              5,090
                                            -----------          -----------         -----------

     Total Expenses                         $   156,690          $    76,902        $   233,592
                                            -----------          -----------         -----------

     Net Loss                               $   (84,690)         $   (76,902)       $  (161,592)
                                            ===========          ===========        ============



     Earnings (Loss) Per Share             ($    0.0150)        ($    0.0678)      ($    0.0477)


     Weighted Ave. Shares Outstanding         5,656,186            1,134,927          3,395,557




   The accompanying notes are an integral part of these financial statements

                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET

                                                        December 31,    December 31,
               Assets                                      1997            1996
                                                       ------------    -------------
Current Assets
   Cash and Cash Equivalents                         $     74,421    $        960
   Subscription Receivable                                 31,850              --
   Contract Receivable                                     72,000              --
   Note Receivable                                         11,493              --
                                                       -----------    -----------
   Total Current Assets                                   189,764             960
                                                       -----------    -----------
Property and Equipment
   Furnitures and Fixtures                                 13,132          12,303
   Computers                                                2,626              --
   Technical Equipment                                     27,424              --
   Less: Accumulated Depreciation                          (4,483)           (673)
                                                       -----------    -----------
   Total Property and Equipment                            38,699          11,630
                                                       -----------    -----------
Other Assets
   Organizational Costs, net                               84,027          20,565
   Goodwill, net                                            4,854           4,979
   Patents, net                                           227,191         240,132
   Other Assets                                               350              --
   Total Other Assets                                     316,422         265,676
                                                       -----------     -----------
Total Assets                                         $    544,885    $    278,266
                                                       ===========     ===========

         Liabilities and Shareholder's Equity

Current Liabilities
   Notes Payable                                     $      2,000    $     10,000
   Accrued Liabilities                                      5,425              --
                                                       -----------     -----------
   Total Current Liabilities                                7,425          10,000
                                                       -----------     -----------
Long-Term Liabilities
   Long-Term Liabilities                                   23,455          34,572
                                                       -----------     -----------
                                                           23,455          34,572
                                                       -----------     -----------
Shareholders' Equity
   Common Stock,  authorized 25,000,000 shares,
   $.001 par value, 7,155,503 and 4,499,290 shares
   issued and outstanding, respectively                     7,155           4,499
   Additional Paid-In Capital                             668,442         306,097
   Accumulated Deficit                                   (161,592)        (76,902)
                                                       -----------     -----------
   Total Shareholders' Equity                             514,005         233,694
                                                       -----------     -----------
   Total Liabilities and Shareholder's Equity        $    544,885   $     278,266
                                                       ===========     ===========




    The accompanying notes are an integral part of these financial statements.

                                          ADVANCED OPTICS ELECTRONICS, INC.
                                            (A Development Stage Company)
                                    Statement OF CHANGES IN SHAREHOLDERS' EQUITY


                                                          Common Stock
                                                          ------------                                 Retained
                                                                                      Additional        Earnings      Total
                                                                        Stated          Paid-In       (Accumulated    Shareholders'
                                                       Shares            Value          Capital         Deficit)      Equity
                                                       ------            -----          -------         --------      ------
 Balance May 22, 1996                                      --          $     --          $    --          $    --      $     --

 Stock issued in public offering                     4,499,290            4,499          306,097                         310,596
 Net Loss                                                  --                --               --          (76,902)       (76,902)
                                                     ---------          -------         --------          -------        -------

 Balance December 31 1996                            4,499,290            4,499          306,097          (76,902)       233,694
                                                     ---------          -------         --------          -------        -------

 Stock issued in public offering                     2,656,213            2,656          362,345                         365,001
 Net Loss                                                  --                --               --          (84,690)       (84,690)
                                                     ---------          -------         --------          -------        -------

 Balance December 31 1997                            7,155,503        $   7,155        $ 668,442        $(161,592)     $ 514,005
                                                     =========        =========        =========        =========      =========



    The accompanying notes are an integral part of these financial statements.

                       ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                            STATEMENT OF CASH FLOWS

                                                                                                         Cumulative
                                                                                  From Inception       From Inception
                                                                                  (May 22, 1996)       (May 22, 1996)
                                                                  Year Ended            to                   to
                                                               December 31, 1997  December 31, 1996   December 31, 1997
                                                               -----------------  -----------------   -----------------
Cash Flows-Operating Activities
 Net (Loss)                                                         $ (84,690)        $ (76,902)        $ (161,592)
 Adjustments to Reconcile Net Loss to
 Net Cash Flows from Operating Activities
  Accumulated Depreciation                                              3,810               673             4,483
  Amortization Expense                                                 33,346             2,905            36,251
  Subscription Receivable                                             (31,850)               --           (31,850)
  Contract Receivable                                                 (72,000)               --           (72,000)
  Note Receivable                                                     (11,493)               --           (11,493)
  Other Assets                                                           (350)               --              (350)
  Accrued Liabilities                                                   5,425                --             5,425
                                                                    ---------         ---------         ---------
Net Cash Flows from Operating Activities                             (157,802)          (73,324)         (231,126)
                                                                    ---------         ---------         ---------
Cash Flows-lnvesting Activities
  Furniture and Fixtures                                                 (829)          (12,303)          (13,132)
  Computers                                                            (2,626)               --            (2,626)
  Technical Equipment                                                 (27,424)               --           (27,424)
  Organization Costs                                                  (83,742)          (21,292)         (105,034)
  Goodwill                                                                 --            (5,000)           (5,000)
  Patents                                                                  --          (242,289)         (242,289)
                                                                    ---------         ---------         ---------
 Net Cash Flows from Investing Activities                            (114,621)         (280,884)         (395,505)
                                                                    ---------         ---------         ---------
Cash Flows-Financing Activities
  Notes Payable                                                         6,150            46,843            52,993
  Debt Repayment                                                      (25,267)           (2,271)          (27,538)
  Issuance of Common Stock                                            365,001           310,596           675,597
                                                                    ---------         ---------         ---------
Net Cash Flows from Financing Activities                              345,884           355,168           701,052
                                                                    ---------         ---------         ---------
Net Increase (Decrease) in Cash                                        73,461               960            74,421
Cash Balance at Beginning of Period                                       960                --                --
                                                                    ---------         ---------         ---------
Cash Balance at End of Period                                       $  74,421         $     960         $  74,421
                                                                    =========         =========         =========




   The accompanying notes are an integral part of these financial statements.

                          Notes to Financial Statements
                        ADVANCED OPTICS ELECTRONICS, INC.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Description of Business

Advanced Optics Electronics, Inc. is a developmental stage technology company with its principle focus on the development and production of large-scale flat panel displays. The Company is currently continuing its research and development of this product. Upon substantial completion of the research and development of the large flat panel display, the Company plans to make the transition from a developmental stage company to selling and producing this product. The market for the large-scale flat panel will include, but not be limited to, cockpit displays, flat panel computer monitors, and advertising billboards. Advanced Optics Electronics, Inc. plans to focus on producing and selling the large-scale flat panel displays for outdoor advertising billboards. Management believes that it will be in full production by the end of 1998.

Advanced Optics Electronics, Inc. was incorporated on May 23, 1996. During November 1996, Advanced Optics Electronics, Inc. merged with PLZ Tech, the developer of the large-scale flat panel displays. PLZ Tech shareholders owned 8,768,842 shares of common stock, which they exchanged for 4,500,000 shares in Advanced Optics Electronics, Inc.


Basis of Presentation

Advanced Optics Electronics, Inc. prepares its financial statements in accordance with generally accepted accounting principles which requires that management make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

The purchase method of accounting was used to record the merger between Advanced Optics Electronics, Inc. and PLZ Tech.


Revenue Recognition

Revenues are generally recognized when services are rendered or products are delivered to customers. Long-term contracts are accounted for using the percentage of completion method, with revenues recognized in proportion that costs incurred bear to estimated total costs at completion. Expected losses on such contracts, if any, are charged to income currently. The Company has entered a contract to produce flat panel displays for an outdoor advertising billboard. The amount of the contract is for $ 1.7 million dollars. Management estimates that the contract will be completed by November of 1998.


Depreciation and Amortization

Advanced Optics Electronics, Inc. will provide for depreciation on a straight-line basis over the estimated economic lives of their assets. Furniture and office equipment are being depreciated over 7 years. All computer and peripheral equipment are being depreciated over 5 years. All manufacturing equipment, with the exception of the Unitrack testing unit, are being depreciated over 7 years. The Unitrack testing unit is being depreciated over 15 years.

Organization costs are amortized on a straight-line basis over the period to be benefited of 5 years. Patents are amortized on a straight-line basis over the remaining estimated useful life of 15 years. Goodwill is amortized over the period to be benefited, or 40 years, whichever is less.

Income Taxes

Deferred tax assets and liabilities are established for temporary differences between financial and tax reporting bases and will subsequently be changed to reflect changes in tax rates expected to be in effect when the temporary differences reverse. There has not been any temporary differences between financial and tax reporting bases.

Earnings Per Share

Earnings Per Share is computed by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during the period.

Cash and Cash Equivalents

Cash and cash equivalents include investments in short-term, highly liquid securities, which have maturities when purchased of three months or less.

Leases

Currently, the only lease agreement is for rent of facilities for the office and production. The lease agreement is $1,300 per month for 3 years.



2. SHAREHOLDERS' EQUITY

Common Stock

The authorized common stock of Advanced Electronics, Inc. consists of 25,000,000 shares with a par value of $.001 per share.

3. DEBT

Long-term debt as of December 31 consists of a Note Payable in the amount of $16,150. The terms are 3 years at an 8% interest rate. The note is due May 15th, 1999. The current portion of the note is $ 2,000. There is a demand note in the amount of $9,305 with a 10% interest rate.


4. RELATED PARTY TRANSACTIONS

There is a Note Receivable from an officer in the amount of $11,493. The terms are a two year note at a 9% interest rate. The note is due November 10th, 1999.

                        REPORT OF INDEPENDENT ACCOUNTANT



I have audited the accompanying balance sheet of Advanced Optics, Inc. (a Nevada corporation) as of March 31, 1998 and the related statements of income, cash flow, and changes in shareholders equity for the quarter ended March 31, 1998. These statements are the responsibility of Advanced Optics Electronics, Inc's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Advanced Optics Electronics, Inc. as of March 31, 1998 and the results of operations and cash flows for the quarter ended March 31, 1998 in conformity with generally accepted accounting principles.



Athena L. McDevitt
Albuquerque, New Mexico
May 4, 1998

                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS

                                                                   Cumulative
                                                                 From Inception
                                                 For the Three   (May 22, 1996)
                                                 Months Ended         to
                                                March 31, 1998   March 31, 1998
                                                --------------   --------------
Revenues:
     Contract Revenue                            $     72,000    $    144,000
                                                 ------------    ------------
Costs and Expenses:
     General and Admininstrative                       60,594         151,984
     Research and Development                           3,800          44,795
     Amortization and Depreciation                      6,526          47,260
     Professional Expenses                             23,017          78,400
     Stock Transfer Fees                                1,371           1,371
     Interest Expense                                     247           5,337
                                                 ------------    ------------

     Total Expenses                              $     95,555    $    329,147
                                                 ------------    ------------

     Net Loss                                    $    (23,555)   $   (185,147)
                                                 ------------    ------------

Other comprehensive income, net of tax:
     Unrealized holding gains on securities:
     Unrealized holding identified this period:       200,020         200,020
                                                 ------------    ------------
Comprehensive Income                             $    176,465    $     14,873
                                                 ============    ============

     Earnings (Loss) Per Share                   $     0.0158    $     0.0025

     Weighted Ave. Shares Outstanding              11,157,596       5,982,903


   The accompanying notes are an integral part of these financial statements.

                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET

                                                                      March 31,
                    Assets                                              1998
                                                                    -----------
Current Assets
     Cash and Cash Equivalents                                      $   739,493
     Subscription Receivable                                             31,850
     Investments- Securities (Cost $ 35,191)                             235,211
     Contract Receivable                                                144,000
     Note Receivable                                                     18,993
     Total Current Assets                                             1,169,547
                                                                    -----------
Property and Equipment
     Furnitures and Fixtures                                             13,132
     Computers                                                            3,175
     Technical Equipment                                                 27,424
     Less: Accumulated Depreciation                                      (5,435)
                                                                    -----------
     Total Property and Equipment                                        38,296
                                                                    -----------
Other Assets
     Organizational Costs, net                                           78,776
     Goodwill, net                                                        4,823
     Patents, net                                                       223,955
     Other Assets                                                           350
                                                                    -----------
     Total Other Assets                                                 307,904
                                                                    -----------
Total Assets                                                        $ 1,515,747
                                                                    ===========

               Liabilities and Shareholder's Equity

Current Liabilities
     Notes Payable                                                  $    16,065
     Accrued Liabilities                                                 12,472
                                                                    -----------
     Total Current Liabiiities                                           28,537
                                                                    -----------
Long-Term Liabilities
     Long-Term Liabilities                                                5,740
                                                                    -----------

Shareholders' Equity
     Common Stock, authorized 25,000,000 shares, $.001 par
     value, 12,050,280 shares issued and outstanding                     12,050
     Additional Paid-In Capital                                       1,454,547
     Retained Earnings                                                   14,873
                                                                    -----------
     Total Shareholders' Equity                                       1,481,470
                                                                    -----------
     Total Liabilities and Shareholder's Equity                     $ 1,515,747
                                                                    ===========


   The accompanying notes are an integral part of these financial statements.

                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                         Common Stock                          Retained
                                  --------------------------     Additional    Earnings         Total
                                                   Stated         Paid-In    (Accumulated   Shareholders'
                                    Shares          Value         Capital       Deficit)       Equity
                                  -----------    -----------    -----------   -----------    -----------
Balance May 22, 1996                     --      $      --      $      --     $      --      $      --

Stock issued in public offering     4,499,290          4,499        306,097                      310,596
Net Loss                                                                          (76,902)       (76,902)
                                  -----------    -----------    -----------   -----------    -----------
Balance December 31, 1996           4,499,290          4,499        306,097       (76,902)       233,694
                                  -----------    -----------    -----------   -----------    -----------
Stock issued in public offering     2,656,213          2,656        362,345                      365,001
Net Loss                                                                          (84,690)       (84,690)
                                  -----------    -----------    -----------   -----------    -----------
Balance December 31, 1997           7,155,503          7,155        668,442      (161,592)       514,005
                                  -----------    -----------    -----------   -----------    -----------
Stock issued in public offering     4,894,777          4,895        786,105                      791,000
Comprehensive Income                                                              176,465        176,465
                                  -----------    -----------    -----------   -----------    -----------
Balance March 31, 1998             12,050,280         12,050      1,454,547        14,873      1,481,470
                                  ===========    ===========    ===========   ===========    ===========

   The accompanylng notes are an integral part of these financial statements.

                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS

                                                                     Cumulative
                                                                  From Inception
                                                                  (May 22, 1996)
                                               Three Months Ended       to
                                                 March 31, 1998   March 31, 1998
                                                 --------------   --------------
Cash Flows-Operating Activities
  Net (Loss)                                      $   176,465       $    14,873
  Adjustments to Reconcile Net Loss to
  Net Cash Flows from Operating Activities
     Accumulated Depreciation                             952             5,435
     Amortization Expense                               8,518            44,769
     Unrealized Gain-Investment                      (200,020)         (200,020)
     Subscription Receivable                               --           (31,850)
     Contract Receivable                              (72,000)         (144,000)
     Note Receivable                                   (7,500)          (18,993)
     Accrued Liabilities                                7,047            12,472
                                                  -----------       -----------
Net Cash Flows from Operating Activities              (86,538)         (317,314)
                                                  -----------       -----------

Cash Flows-Investing Activities
     Furniture and Fixtures                                --           (13,132)
     Computers                                           (549)           (3,175)
     Technical Equipment                                   --           (27,424)
     Organization Costs                                    --          (105,034)
     Goodwill                                              --            (5,000)
     Patents                                               --          (242,289)
     Investment in Securities                         (35,191)          (35,191)
     Other Assets                                          --              (350)
                                                  -----------       -----------
  Net Cash Flows from Investing Activities            (35,740)         (431,595)
                                                  -----------       -----------

Cash Flows-Financing Activities
     Notes Payable                                         --            52,993
     Debt Repayment                                    (3,650)          (31,188)
     Issuance of Common Stock                         791,000         1,466,597
                                                  -----------       -----------
  Net Cash Fiows from Financing Activities            787,350         1,488,402
                                                  -----------       -----------
Net Increase (Decrease) in Cash                       665,072           739,493
Cash Balance at Beginning of Period                    74,421                --
                                                  -----------       -----------
Cash Balance at End of Period                     $   739,493       $   739,493
                                                  ===========       ===========


   The accompanying notes are an integral part of these financial statements.

                          Notes to Financial Statements

                       ADVANCED OPTICS ELECTRONICS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Advanced Optics Electronics, Inc. is a developmental stage technology company with its principle focus on the development and production of large-scale flat panel displays. The Company is currently continuing its research and development of this product. Upon substantial completion of the research and development of the large flat panel display, the Company plans to make the transition from a developmental stage company to selling and producing this product. The market for the large-scale flat panel will include, but not be limited to, cockpit displays, flat panel computer monitors, and advertising billboards. Advanced Optics Electronics, Inc. plans to focus on producing and selling the large-scale flat panel displays for outdoor advertising billboards. Management believes that it will be in full production by the end of 1998.

Advanced Optics Electronics, Inc. was incorporated on May 23, 1996. During November 1996, Advanced Optics Electronics, Inc. merged with PLZ Tech, the developer of the large-scale flat panel displays. PLZ Tech shareholders owned 8,768,842 shares of common stock, which they exchanged for 4,500,000 shares in Advanced Optics Electronics, Inc.

Basis of Presentation

Advanced Optics Electronics, Inc. prepares its financial statements in accordance with generally accepted accounting principles which requires that management make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

The purchase method of accounting was used to record the merger between Advanced Optics Electronics, Inc. and PLZ Tech.

Revenue Recognition

Revenues are generally recognized when services are rendered or products are delivered to customers. Long-term contracts are accounted for using the percentage of completion method, with revenues recognized in proportion that costs incurred bear to estimated total costs at completion. Expected losses on such contracts, if any, are charged to income currently. The Company has entered a contract to produce flat panel displays for an outdoor advertising billboard. The amount of the contract is for $ 1.7 million dollars. Management estimates that the contract will be completed by November of 1998.

Depreciation and Amortization

Advanced Optics Electronics, Inc. will provide for depreciation on a straight-line basis over the estimated economic lives of their assets. Furniture and office equipment are being depreciated over 7 years. Al1 computer end peripheral equipment are being depreciated over 5 years. All manufacturing equipment, With the exception of the Unitrack testing unit, are being depreciated over 7 years. The Unitrack testing unit is being depreciated over 15 years.

Organization costs are amortized on a straight-line basis over the period to be benefited of 5 years. Patents are amortized on a straight-line basis over the remaining estimated useful life of 15 years. Goodwill is amortized over the period to be benefited, or 40 years, whichever is less.

Income Taxes

Deferred tax assets and liabilities are established for temporary differences between financial and tax reporting bases and will subsequently be changed to reflect changes in tax rates expected to be in effect when the temporary differences reverse. There have not been any temporary differences between financial and tax reporting bases.

Earnings Per Share

Earnings Per Share is computed by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during the period.

Cash and Cash Equivalents

Cash and cash equivalents include investments in short-term, highly liquid securities, which have maturities when purchased of three months or less.

Investments

Advanced Optics Electronics, Inc. has purchased marketable equity securities in a company. For financial purpose the marketable equity securities are treated as trading securities as of the date of the issuance of the March 31 financial statements. Management, since the purchase, has changed their intent and has purchased additional shares and will be required to account for the investment as if it were available-for-sale. The basis on which the gain was determined was specific identification.

Leases

Currently, the only lease agreement is for rent of facilities for the office and production. The lease agreement is $ 1,300 per month for 3 years.

2. SHAREHOLDERS' EQUITY

Common Stock

The authorized common stock of Advanced Electronics, Inc. consists of 25,000,000 shares with a par value of $.001 per share.

3. DEBT

Long-term debt as of March 31 consists of a Note Payable in the amount of $14,500. The terms are 3 years at an 8% interest rate. The note is due May 15th, 1999. The current portion of the note is $ 8,760.

4. RELATED PARTY TRANSACTIONS

There is a Note Receivable from an officer in the amount of $ 18,993. The terms are a two year note at a 9% interest rate. The note is due November 10th, 1999.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Advanced Optics Electronics, Inc. has had no changes in Accountants concerning Accounting and Financial Disclosures

Item 15. Exhibits.

The Exhibits of Advanced Optics Electronics, Inc. follow.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             Advanced Optics Electronics, Inc.

                                             LESLIE S. ROBINS
                                         By: Leslie S. Robins
Date: June 19,1998                           Executive Vice President

                                    PART III

                   ITEM 1. TABLE and DESCRIPTIONS TO EXHIBITS

2.1  Plan of Acquisition, Reorganization, arrangement,
     liquidation, or succession........................None

3    Articles of Incorporation and By-Laws

i    Articles of Incorporation ........................Filed Herewith

ii   By-Laws ..........................................Filed Herewith

4    Instruments defining the rights of holders,
     iclud. Indentures ................................Incorporated by
                                                       reference to Exhibit (ii)

7    Opinion re: liquidation preference................Incorporated by reference to Exhibit (ii)
9    Voting Trust Agreement............................Not Applicable

10.1 Business Loan Agreement between Advanced Optics
     Electronics, Inc. and Western Bank ...............Filed Herewith

10.2 Lease Agreement Advanced Optics
     Electronics, Inc. and JMP Company Inc.............Filed Herewith

10.3 State of Nevada Corporate Charter ................Filed Herewith

11   Statement re: computation of per share earning ...This is antidilutive
                                                       Reference financial
                                                       statements

14   Material Foreign patents .........................Not Applicable

16   Letter on change in certifying accountant ........Not Applicable

21   Subsidiary of registrant .........................Not Applicable

24   Power of Attorney ................................Incorporated by
                                                       reference to Exhibit (ii)

27   Financial Data Schedule ..........................Filed Herewith

28   Information from reports furnished to State
     Insurance regulatory authorities .................Not Applicable

99   Signatures........................................Filed Herewith

                            ARTICLES OF INCORPORATION
                                       OF

                        ADVANCED OPTICS ELECTRONICS INC.

                                TABLE OF CONTENTS
                                     TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                        ADVANCED OPTICS ELECTRONICS, INC.




ARTICLE I               NAME                                                  1
ARTICLE II              RESIDENT AGENT                                        1
ARTICLE III             DURATION                                              1
ARTICLE IV              PURPOSES                                              1
ARTICLE V               POWERS                                                1
ARTICLE VI              CAPITAL STOCK                                         2

SECTION 1               AUTHORIZED SHARES                                     2
SECTION 2               VOTING RIGHTS OF SHAREHOLDERS                         2
SECTION 3               CONSIDERATION FOR SHARES                              2
SECTION 4               PRE-EMPTIVE RIGHTS                                    3
SECTION 5               STOCK RIGHTS AND OPTIONS                              3

ARTICLE VII             ASSESSMENT OF STOCK                                   3
ARTICLE VIII            DIRECTORS                                             3

SECTION 1               SIZE OF BOARD                                         3
SECTION 2               POWERS OF BOARD                                       4
SECTION 3               INTERESTED DIRECTORS                                  6

ARTICLE IX              LIMITATION OF LIABILITY OF OFFICERS OR                6
                        DIRECTORS
ARTICLE X               INDEMNIFICATION                                       6
ARTICLE XI              PLACE OF MEETING, CORPORATE BOOKS                     9
ARTICLE XII             AMENDMENT OF ARTICLES                                 9
ARTICLE XIII            INCORPORATION                                        10

CERTIFICATE             CERTIFICATE OF ACCEPTANCE OF APPOINTMENT BY          11
                        RESIDENT AGENT IN THE MATTER OF ADVANCED
                        OPTICS ELECTRONICS, INC.

           FILED
  IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
     STATE OF NEVADA
       MAY 22 1996
                            ARTICLES OF INCORPORATION

                                       OF

                        ADVANCED OPTICS ELECTRONICS INC.



KNOW ALL MEN BY THESE PRESENTS:


     That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a Corporation under and pursuant to the laws of the State of Nevada, and we do hereby certify that:

ARTICLE I - NAME: The exact name of this Corporation is:

     Advanced Optics Electronics Inc.

ARTICLE II - RESIDENT AGENT:

     The Resident Agent of the Corporation is Max C. Tanner, Esq., The Law Offices of Max C. Tanner, 2950 East Flamingo Road, Suite G, Las Vegas, Nevada 89121.

ARTICLE III - DURATION: The Corporation shall have perpetual existence.

ARTICLE IV - PURPOSES: The purpose, object and nature of the business for which this Corporation is organized are:

     (a)  To engage in any lawful activity;

     (b) To carry on such business as may be necessary, convenient, or desirable to accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

ARTICLE V - POWERS: The powers of the Corporation shall be those powers granted by 78.060 and 78.070 of the Nevada Revised Statutes under which this corporation is formed. In addition, the Corporation shall have the following specific powers:

     (a) To elect or appoint officers and agents of the Corporation and to fix their compensation;

     (b) To act as an agent for any individual, association, partnership, corporation or other legal entity;

     (c) To receive, acquire, hold, exercise rights arising out of the ownership or possession thereof, sell, or otherwise dispose of, shares or other interests in, or obligations of, individuals, associations, partnerships, corporations, or governments;

     (d) To receive, acquire, hold, pledge, transfer, or otherwise dispose of shares of the corporation, but such shares may only be purchased, directly or indirectly, out of earned surplus;

     (e) To make gifts or contributions for the public welfare or for charitable, scientific or educational purposes, and in time of war, to make donations in aid of war activities.

ARTICLE VI - CAPITAL STOCK:

     Section 1. Authorized Shares. The total number of shares which this Corporation is authorized to issue is 25,000,000 shares of Common Stock at $.001 par value per share.

     Section 2. Voting Rights of Shareholders. Each holder of the Common Stock shall be entitled to one vote for each share of stock standing in his name on the books of the Corporation.

     Section 3. Consideration for Shares. The Common Stock shall be issued for such consideration, as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the Directors as to the value of any property for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable. The Articles shall not be amended in this particular.

     Section 4. Pre-emptive Rights. Except as may otherwise be provided by the Board of Directors, no holder of any shares of the stock of the Corporation, shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

     Section 5. Stock Rights and Options. The Corporation shall have the power to create and issue rights, warrants, or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such times and prices as the Board of Directors may provide, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights. In the absence of fraud, the judgment of the Directors as to the adequacy of consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

ARTICLE VII - ASSESSMENT OF STOCK: The capital stock of this Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid up shall ever be assessable or assessed. The holders of such stock shall not be individually responsible for the debts, contracts, or liabilities of the Corporation and shall not be liable for assessments to restore impairments in the capital of the Corporation.

ARTICLE VIII - DIRECTORS: For the management of the business, and for the conduct of the affairs of the Corporation, and for the future definition, limitation, and regulation of the powers of the Corporation and its directors and shareholders, it is further provided:

     Section 1. Size of Board. The members of the governing board of the Corporation shall be styled directors. The number of directors of the Corporation, their qualifications, terms of office, manner of election, time and place of meeting, and powers and duties shall be such as are prescribed by statute and in the by-laws of the Corporation. The name and street address of the director constituting the first board of the Sole Director, which shall be one (1) in number is:

           NAME                                        ADDRESS

           Max C. Tanner                       2950 East Flamingo Road
                                               Suite G
                                               Las Vegas, NV 89121


     Section 2. Powers of Board. In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered:

     (a) To make, alter, amend, and repeal the By-Laws subject to the power of the shareholders to alter or repeal the By-Laws made by the Board of Directors.

     (b) Subject to the applicable provisions of the By-Laws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to shareholder inspection. No shareholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board of Directors or of the Shareholders of the Corporation;

     (c) To issue stock of the Corporation for money, property, services rendered, labor performed, cash advanced, acquisitions for other corporations or for any other assets of value in accordance with the action of the board of directors without vote or consent of the shareholders and the judgment of the board of directors as to value received and in return therefore shall be conclusive and said stock, when issued, shall be fully-paid and non-assessable.

     (d) To authorize and issue, without shareholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including after-acquired property;

     (e) To determine whether any and, if so, what part, of the earned surplus of the Corporation shall be paid in dividends to the shareholders, and to direct and determine other use and disposition of any such earned surplus;

     (f) To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

     (g) To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations.

     (h) To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the By-Laws, shall have and may exercise the powers of the Board;

     (i)  To  provide  for the  reasonable  compensation  of its own  members by
          By-Law,   and  to  fix  the  terms  and  conditions  upon  which  such compensation will be paid;

     (j) In addition to the powers and authority herein before, or by statute, expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Nevada, of these Articles of Incorporation, and of the By-Laws of the Corporation.

     Section 3. Interested Directors. No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board of Directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have nonetheless ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given) ; or (2) the conditions of N.R.S. 78.140 are met.

ARTICLE IX - LIMITATION OF LIABILITY OF OFFICERS OR DIRECTORS: The personal liability of a director or officer of the corporation to the corporation or the Shareholders for damages for breach of fiduciary duty as a director or officer shall be limited to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

ARTICLE X - INDEMNIFICATION: Each director and each officer of the corporation may be indemnified by the corporation as follows:

     (a) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys fees) , judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suite or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     (b) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application, that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and
          (b) of this Article, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

     (d) Any indemnification under subsections (a) and (b) unless ordered by a court or advanced pursuant to subsection (e) , must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          (i)  By the stockholders;

          (ii) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;


          (iii)If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

          (iv) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     (e) Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     (f) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection
               (b) or for the advancement of expenses made pursuant to subsection (e) may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (ii) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XI - PLACE OF MEETING; CORPORATE BOOKS: Subject to the laws of the State of Nevada, the shareholders and the Directors shall have power to hold their meetings, and the Directors shall have power to have an office or offices and to maintain the books of the Corporation outside the State of Nevada, at such place or places as may from time to time be designated in the By-Laws or by appropriate resolution.

ARTICLE XII AMENDMENT OF ARTICLES: The provisions of these Articles of Incorporation may be amended, altered or repealed from time to time to the extent and in the manner prescribed by the laws of the State of Nevada, and additional provisions authorized by, such laws as are then in force may be added. All rights herein conferred on the directors, officers and shareholders are granted subject to this reservation.

ARTICLE XIII - INCORPORATOR: The name and address of the sole incorporator signing these Articles of Incorporation is as follows:


           NAME                               POST OFFICE ADDRESS


1.    Max C. Tanner                     2950 East Flamingo Road, Suite G
                                        Las Vegas, Nevada 89121


     IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 21st day of May, 1996.


                                          /s/ Max C. Tanner
                                          -----------------------------
                                          Max C. Tanner
STATE OF NEVADA  )
                 )ss:
COUNTY OF CLARK  )

     On May 21st, 1996 personally appeared before me, a Notary Public, Max C. Tanner, who acknowledged to me that he executed the foregoing Articles of Incorporation for Advanced Optics Electronics Inc., a Nevada corporation.


                                          /s/ Trisha M. Chapman
                                          -----------------------------
                                          Notary Public

                                                      [SEAL]
                                                  TRISHA CHAPMAN
                                                     96-1694-1
                                           NOTARY PUBLIC--STATE OF NEVADA
                                                   CLARK COUNTY
                                          My Appt. Expires March 20, 2000

            FILED
    IN THE OFFICE OF THE
  SECRETARY OF STATE OF THE
       STATE OF NEVADA
        MAY 21, 1996

                            CERTIFICATE OF ACCEPTANCE
                        OF APPOINTMENT BY RESIDENT AGENT


                                IN THE MATTER OF
                        ADVANCED OPTICS ELECTRONICS INC.


     I, Max C. Tanner, do hereby certify that on the 21st day of May, 1996, I accepted the appointment as Resident Agent of the above-entitled corporation in accordance with Sec. 78.090, NRS 1957.

     Furthermore, that the principal office in this state is located at The Law Offices of Max C. Tanner, 2950 East Flamingo Road, Suite G, City of Las Vegas 89121, County of Clark, State of Nevada.

     IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of May, 1996.


                                          THE LAW OFFICES OF MAX C. TANNER



                                          By: /s/ Max C. Tanner
                                              ----------------------------------
                                              Max C. Tanner, Esq.
                                              Resident Agent

                                   EXHIBIT "C"



                                    BY - LAWS

                                TABLE OF CONTENTS
                                     TO THE
                                   BY-LAWS OF
                        ADVANCED OPTICS ELECTRONICS, INC.

  ARTICLE I
  MEETINGS                                                                PAGE
SECTION 1.01            ANNUAL MEETING                                      1
SECTION 1.02            SPECIAL MEETING                                     1
SECTION 1.03            PLACE OF MEETINGS                                   2
SECTION 1.04            NOTICE OF MEETINGS                                  2
SECTION 1.05            WAIVER OF NOTICE                                    3
SECTION 1.06            DETERMINATION OF SHAREHOLDERS OF RECORD             3
SECTION 1.07            QUORUM: ADJOURNED MEETINGS                          4
SECTION 1.08            VOTING                                              4
SECTION 1.09            PROXIES                                             6
SECTION 1.10            ORDER OF BUSINESS                                   7
SECTION 1.11            ABSENTEES CONSENT TO MEETINGS                       7
SECTION 1.12            ACTION WITHOUT MEETINGS                             8

ARTICLE II
DIRECTORS

SECTION 2.01                                                                8
SECTION 2.02            NUMBER, TENURE AND QUALIFICATION                    8
SECTION 2.03            RESIGNATION                                         9
SECTION 2.04            REDUCTION IN NUMBER                                 9
SECTION 2.05            REMOVAL                                             9
SECTION 2.06            VACANCIES                                           9
SECTION 2.07            REGULAR MEETINGS                                   10
SECTION 2.08            SPECIAL MEETINGS                                   10
SECTION 2.09            PLACE OF MEETINGS                                  10
SECTION 2.10            NOTICE OF MEETINGS                                 10
SECTION 2.11            QUORUM: ADJOURNED MEETINGS                         11
SECTION 2.12            ACTION WITHOUT MEETING                             11
SECTION 2.13            TELEPHONIC MEETINGS                                11
SECTION 2.14            BOARD DECISIONS                                    11
SECTION 2.15            POWERS AND DUTIES                                  12
SECTION 2.16            COMPENSATION                                       12
SECTION 2.17            BOARD OFFICERS                                     13
                        ORDER OF BUSINESS

 ARTICLE III
  OFFICERS

SECTION 3.01                                                               13
SECTION 3.02            ELECTION                                           14
SECTION 3 03            REMOVAL; RESIGNATION                               14
SECTION 3.04            VACANCIES                                          14
SECTION 3.05            PRESIDENT                                          14
SECTION 3.06            VICE PRESIDENT                                     15
SECTION 3 07            SECRETARY                                          15
SECTION 3 08            ASSISTANT SECRETARY                                15
SECTION 3.09            TREASURER                                          16
                        ASSISTANT TREASURER

  ARTICLE IV
CAPITAL STOCK

SECTION 4.01             ISSUANCE
SECTION 4.02             CERTIFICATES                                      16
SECTION 4.03             SURRENDER; LOST OR DESTROYED CERTIFICATES         16
SECTION 4.04             REPLACEMENT CERTIFICATE                           17
SECTION 4.05             TRANSFER OF SHARES                                17
SECTION 4.06             TRANSFER AGENT                                    18
SECTION 4.07             STOCK TRANSFER BOOKS                              18
SECTION 4.08             MISCELLANEOUS                                     18
                                                                           18

   ARTICLE V
   DIVIDENDS

SECTION 5.01             DIVIDENDS                                         19

  ARTICLE VI
   OFFICERS

SECTION 6.01             PRINCIPAL OFFICE
SECTION 6.02             RECORDS                                           19
SECTION 6.03             FINANCIAL REPORT ON REQUEST                       19
SECTION 6.04             RIGHT OF INSPECTION                               19
SECTION 6.05             CORPORATE SEAL                                    20
SECTION 6.06             FISCAL YEAR                                       21
SECTION 6.07             RESERVES                                          21

  ARTICLE VII
INDEMNIFICATION

SECTION 7.01             INDEMNIFICATION                                   21
SECTION 7.02             INDEMNIFICATION CONTRACTS                         22
SECTION 7.03             INSURANCE AND FINANCIAL ARRANGEMENTS              23
SECTION 7.04             DEFINITIONS                                       23

ARTICLE VIII
  BY-LAWS

SECTION 8.01             AMENDMENT                                         24
SECTION 8.02             ADDITIONAL BY-LAWS                                25

                                   BY-LAWS OF


                        ADVANCED OPTICS ELECTRONICS INC.



                                    ARTICLE I


                                  SHAREHOLDERS



     Section 1.01 Annual Meeting. The annual meeting of the shareholders shall be held at such date and time as shall be designated by the board of directors and stated in the notice of the meeting or in a duly-executed waiver of notice thereof. If the corporation shall fail to provide notice of the annual meeting of the shareholders as set forth above, the annual meeting of the shareholders of the corporation shall be held during the month of November or December of each year as determined by the Board of Directors, for the purpose of electing directors of the corporation to serve during the ensuing year and for the transaction of such other business as may properly come before the meeting. If the election of the directors is not held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the president shall cause the election to be held at a special meeting of the shareholders as soon thereafter as is convenient.

     Section 1.02 Special Meetings. Special meetings of the shareholders may be called by the president or the Board of Directors and shall be called by the president at the written request of the holders of not less than 51% of the issued and outstanding shares of capital stock of the corporation.

     All business lawfully to be transacted by the shareholders may be transacted at any special meeting at any adjournment thereof. However, no business shall be acted upon at a special meeting, except that referred to in the notice calling the meeting, unless all of the outstanding capital stock of the corporation is represented either in person or by proxy. Where all of the capital stock is represented, any lawful business may be transacted and the meeting shall be valid for all purposes.

     Section 1.03 Place of Meetings. Any meeting of the shareholders of the corporation may be held at its principal office in the State of Nevada or such other place in or out of the United States as the Board of Directors may designate. A waiver of notice signed by the shareholders entitled to vote may designate any place for the holding of such meeting.

     Section 1.04 Notice of Meetings.

          (a) The secretary shall sign and deliver to all shareholders of record written or printed notice of any meeting at least ten (10) days, but not more than sixty (60) days, before the date of such meeting; which notice shall state the place, date and time of the meeting, the general nature of the business to be transacted, and, in the case of any meeting at which directors are to be elected, the names of nominees, if any, to be presented for election.

          (b) In the case of any meeting, any proper business may be presented for action, except that the following items shall be valid only if the general nature of the proposal is stated in the notice or written waiver of notice:

               (1) Action with respect to any contract or transaction between the corporation and one or more of its directors or another firm, association, or corporation in which one or more of its directors has a material financial interest;

               (2) Adoption of amendments to the Articles of Incorporation; or

               (3)   Action   with   respect  to  the   merger,   consolidation,
          reorganization, partial or complete liquidation, or dissolution of the corporation.

          (c) The notice shall be personally delivered or mailed by first class mail to each shareholder of record at the last known address thereof, as the same appears on the books of the corporation, and the giving of such notice shall be deemed delivered the date the same is deposited in the United States mail, postage prepaid. If the address of any shareholder does not appear upon the books of the corporation, it will be sufficient to address any notice to such shareholder at the principal office of the corporation.


          (d) The written certificate of the person calling any meeting, duly sworn, setting forth the substance of the notice, the time and place the notice was mailed or personally delivered to the several shareholders, and the addresses to which the notice was mailed shall be prima facie evidence of the manner and fact of giving such notice.

     Section 1.05 Waiver of Notice. If all of the shareholders of the corporation shall waive notice of a meeting, no notice shall be required, and, whenever all of the shareholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any corporate action may be taken.

     Section 1.06 Determination of Shareholders of Record.

          (a) The Board of Directors may at any time fix a future date as a record date for the determination of the shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action. The record date so fixed shall not be more than sixty (60) days prior to the date of such meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution or allotment of rights, or to exercise their rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

          (b) If no record date is fixed by the Board of Directors, then (1) the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which written consent is given; and (3) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

     Section 1.07 Quorum: Adjourned Meetings.


          (a) At any meeting of the shareholders, a majority of the issued and outstanding shares of the corporation represented in person or by proxy, shall constitute a quorum.

          (b) If less than a majority of the issued and outstanding shares are represented, a majority of shares so represented may adjourn from time to time at the meeting, until holders of the amount of stock required to constitute a quorum shall be in attendance. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called. When a shareholders' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than ten (10) days in which event notice thereof shall be given.

     Section 1.08 Voting.

          (a) Each shareholder of record, such shareholder's duly authorized proxy or attorney-in-fact shall be entitled to one (1) vote for each share of stock standing registered in such shareholder's name on the books of the corporation on the record date.

          (b) Except as otherwise provided herein, all votes with respect to shares standing in the name of an individual on the record date (included pledged shares) shall be cast only by that individual or such individual's duly authorized proxy or attorney-in-fact. With respect to shares held by a representative of the estate of a deceased shareholder, guardian, conservator, custodian or trustee, votes may be cast by such holder upon proof of capacity, even though the shares do not stand in the name of such holder. In the case of shares under the control of a receiver, the receiver may cast votes carried by such shares even though the shares do not stand in the name of the receiver provided that the order of the court of competent jurisdiction which appoints the receiver contains the authority to cast votes carried by such shares. If shares stand in the name of a minor, votes may be cast only by the duly-appointed guardian of the estate of such minor if such guardian has provided the corporation with written notice and proof of such appointment.

          (c) With respect to shares standing in the name of a corporation on the record date, votes may be cast by such officer or agents as the by-laws of such corporation prescribe or, in the absence of an applicable by-law provision, by such person as may be appointed by resolution of the Board of Directors of such corporation. In the event no person is so appointed, such votes of the corporation may be cast by any person (including the officer making the authorization) authorized to do so by the Chairman of the Board of Directors, President or any Vice President of such corporation.

          (d) Notwithstanding anything to the contrary herein contained, no votes may be cast by shares owned by this corporation or its subsidiaries, if any. If shares are held by this corporation or its subsidiaries, if any, in a fiduciary capacity, no votes shall be cast with respect thereto on any matter except to the extent that the beneficial owner thereof possesses and exercises either a right to vote or to give the corporation holding the same binding instructions on how to vote.

          (e) With respect to shares standing in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees, persons entitled to vote under a shareholder voting agreement or otherwise and shares held by two or more persons

     (including proxy holders) having the same fiduciary relationship respect in the same shares, votes may be cast in the following manner:

               (1) If only one such person votes, the votes of such person binds all.

               (2) If more than one person casts votes, the act of the majority so voting binds all.

               (3) If more than one person casts votes, but the vote is evenly split on a particular matter, the votes shall be deemed cast proportionately as split.

          (f) Any holder of shares entitled to vote on any matter may cast a portion of the votes in favor of such matter and refrain from casting the remaining votes or cast the same against the proposal, except in the case of elections of directors. If such holder entitled to vote fails to specify the number of affirmative votes, it will be conclusively presumed that the holder is casting affirmative votes with respect to all shares held.

          (g) If a quorum is present, the affirmative vote of holders of a majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless a vote of greater number or voting by classes is required by the laws of the State of Nevada, the Articles of Incorporation and these By-Laws.

     Section 1.09 Proxies. At any meeting of shareholders, any holder of shares entitled to vote may authorize another person or persons to vote by proxy with respect to the shares held by an instrument in writing and subscribed to by the holder of such shares entitled to vote. No proxy shall be valid after the expiration of six (6) months from the date of execution thereof, unless coupled with an interest or unless otherwise specified in the proxy. In no event shall the term of a proxy exceed seven (7) years from the date of its execution. Every proxy shall continue in full force and effect until its expiration or revocation. Revocation may be effected by filing an instrument revoking the same or a duly-executed proxy bearing a later date with the secretary of the corporation.

     Section 1.10 Order of Business. At the annual shareholders meeting, the regular order of business shall be as follows:

          (1) Determination of shareholders present and existence of quorum;

          (2) Reading and approval of the minutes of the previous meeting or meetings;

          (3) Reports of the Board of Directors, the president, treasurer and secretary of the corporation, in the order named;

          (4) Reports of committee;

          (5) Election of directors;

          (6) Unfinished business;

          (7) New business;

          (8) Adjournment.

     Section 1.11 Absentees Consent to Meetings. Transactions of any meeting of the shareholders are as valid as though had at a meeting duly-held after regular call and notice if a quorum is present, either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy (and those who, although present, either object at the beginning of the meeting to the transaction of any business because the meeting has not been lawfully called or convened or expressly object at the meeting to the consideration of matters not included in the notice which are legally required to be included therein), signs a written waiver of notice and/or consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents, and approvals shall be filed with the corporate records and made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice if such objection is expressly made at the beginning. Neither the business to be transacted at nor the purpose of any regular or special meeting of shareholders need be specified in any written waiver of notice, except as otherwise provided in Section 1.04(b) of these By-Laws.

     Section 1.12 Action Without Meeting. Any action which may be taken by the vote of the shareholders at a meeting may be taken without a meeting if consented to by the holders of a majority of the shares entitled to vote or such greater proportion as may be required by the laws of the State of Nevada, the Articles of Incorporation, or these By-Laws. Whenever action is taken by written consent, a meeting of shareholders needs not be called or noticed.


                                   ARTICLE II

                                    DIRECTORS



     Section 2.01 Number. Tenure and Qualification. Except as otherwise provided herein, the Board of Directors of the corporation shall consist of at least one
(1) but no more than nine (9) persons, who shall be elected at the annual meeting of the shareholders of the corporation and who shall hold office for one
(l) year or until their successors are elected and qualify.

     Section 2.02 Resignation. Any director may resign effective upon giving written notice to the chairman of the Board of Directors, the president, or the secretary of the corporation, unless the notice specifies a later time for effectiveness of such resignation. If the Board of Directors accepts the resignation of a director tendered to take effect at a future date, the Board or the shareholders may elect a successor to take office when the resignation becomes effective.

     Section 2.03 Reduction in Number. No reduction of the number of directors shall have the effect of removing any director prior to the expiration of his term of office.

     Section 2.04 Removal.

          (a) The Board of Directors or the shareholders of the corporation, by a majority vote, may declare vacant the office of a director who has been declared incompetent by an order of a court of competent jurisdiction or convicted of a felony.

     Section 2.05 Vacancies.

          (a) A vacancy in the Board of Directors because of death, resignation, removal, change in number of directors, or otherwise may be filled by the shareholders at any regular or special meeting or any adjourned meeting thereof or the remaining director(s) by the affirmative vote of a majority thereof. A Board of Directors consisting of less than the maximum number authorized in Section 2.01 of ARTICLE II constitutes vacancies on the Board of Directors for purposes of this paragraph and may be filled as set forth above including by the election of a majority of the remaining directors. Each successor so elected shall hold office until the next annual meeting of shareholders or until a successor shall have been duly-elected and qualified.

          (b) If, after the filling of any vacancy by the directors, the directors then in office who have been elected by the shareholders shall constitute less than a majority of the directors then in office, any holder or holders of an aggregate of five percent (5%) or more of the total number of shares entitled to vote may call a special meeting of shareholders to be held to elect the entire Board of Directors. The term of office of any director shall terminate upon such election of a successor.

     Section 2.06 Regular Meetings. Immediately following the adjournment of, and at the same place as, the annual meeting of the shareholders, the Board of Directors, including directors newly elected, shall hold its annual meeting without notice, other than this provision, to elect officers of the corporation and to transact such further business as may be necessary or appropriate. The Board of Directors may provide by resolution the place, date and hour for holding additional regular meetings.

     Section 2.07 Special Meetings. Special meetings of the Board of Directors may be called by the chairman and shall be called by the chairman upon the request of any two (2) directors or the president of the corporation.

     Section 2.08 Place of Meetings. Any meeting of the directors of the corporation may be held at its principal office in the State of Nevada, or at such other place in or out of the United States as the Board of Directors may designate. A waiver or notice signed by the directors may designate any place for the holding of such meeting.

     Section 2.09 Notice of Meetings. Except as otherwise provided in Section 2.06, the chairman shall deliver to all directors written or printed notice of any special meeting, at least three (3) days before the date of such meeting, by delivery of such notice personally or mailing such notice first class mail, or by telegram. If mailed, the notice shall be deemed delivered two (2) business days following the date the same is deposited in the United States mail, postage prepaid. Any director may waive notice of any meeting, and the attendance of a director at a meeting shall constitute a waiver of notice of such meeting, unless such attendance is for the express purpose of objecting to the transaction of business threat because the meeting is not properly called or convened.

     Section 2.10 Quorum: Adjourned Meetings.

          (a) A majority of the Board of Directors in office shall constitute a quorum.

          (b) At any meeting of the Board of Directors where a quorum is not present, a majority of those present may adjourn, from time to time, until a quorum is present, and no notice of such adjournment shall be required. At any adjourned meeting where a quorum is present, any business may be transacted which could have been transacted at the meeting originally called.

     Section 2.11 Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if a written consent thereto is signed by all of the members of the Board of Directors or of such committee. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors or committee. Such action by written consent shall have the same force and effect as the unanimous vote of the Board of Directors or committee.

     Section 2.12 Telephonic Meetings. Meetings of the Board of Directors may be held through the use of a conference telephone or similar communications equipment so long as all members participating in such meeting can hear one another at the time of such meeting. Participation in such a meeting constitutes presence in person at such meeting.

     Section 2.13 Board Decisions. The affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

     Section 2.14 Powers and Duties.

          (a) Except as otherwise provided in the Articles of Incorporation or the laws of the State of Nevada, the Board of Directors is invested with the complete and unrestrained authority to manage the affairs of the corporation, and is authorized to exercise for such purpose as the general agent of the corporation, its entire corporate authority in such manner as it sees fit. The Board of Directors may delegate any of its authority to manage, control or conduct the current business of the corporation to any standing or special committee or to any officer or agent and to appoint any persons to be agents of the corporation with such powers, including the power to sub-delegate, and upon such terms as may be deemed fit.

          (b) The Board of Directors shall present to the shareholders at annual meetings of the shareholders, and when called for by a majority vote of the shareholders at a special meeting of the shareholders, a full and clear statement of the condition of the corporation, and shall, at request, furnish each of the shareholders with a true copy thereof.

          (c) The Board of Directors, in its discretion, may submit any contract or act for approval or ratification at any annual meeting of the shareholders or any special meeting properly called for the purpose of considering any such contract or act, provided a quorum is present. The contract or act shall be valid and binding upon the corporation and upon all the shareholders thereof, if approved and ratified by the affirmative vote of a majority of the shareholders at such meeting.

          (d) In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered to issue stock of the Corporation for money, property, services rendered, labor performed, cash advanced, acquisitions for other corporations or for any other assets of value in accordance with the action of the Board of Directors without vote or consent of the shareholders and the judgment of the Board of Directors as to the value received and in return therefore shall be conclusive and said stock, when issued, shall be fully-paid and non-assessable.

     Section 2.15 Compensation. The directors shall be allowed and paid all necessary expenses incurred in attending any meetings of the Board, but shall not receive any compensation for their services as directors until such time as the corporation is able to declare and pay dividends on its capital stock.

     Section 2.16 Board Officers.

          (a) At its annual meeting, the Board of Directors shall elect, from among its members, a chairman to preside at the meetings of the Board of Directors. The Board of Directors may also elect such other board officers and for such term as it may, from time to time, determine advisable.

          (b) Any vacancy in any board office because of death, resignation, removal or otherwise may be filled by the Board of Directors for the unexpired portion of the term of such office.

     Section 2.17 Order of Business. The order of business at any meeting of the Board of Directors shall be as follows:

          (1) Determination of members present and existence of quorum;

          (2) Reading and approval of the minutes of any previous meeting or meetings;

          (3) Reports of officers and committeemen;

          (4) Election of officers;

          (5) Unfinished business;

          (6) New business;

          (7) Adjournment.




                                   ARTICLE III


                                    OFFICERS


     Section 3.01 Election. The Board of Directors, at its first meeting following the annual meeting of shareholders, shall elect a president, a secretary and a treasurer to hold office for one (l) year next coming and until their successors are elected and qualify. Any person may hold two or more offices. The Board of Directors may, from time to time, by resolution, appoint one or more vice presidents, assistant secretaries, assistant treasurers and transfer agents of the corporation as it may deem advisable; prescribe their duties; and fix their compensation.

     Section 3.02 Removal; Resignation. Any officer or agent elected or appointed by the Board of Directors may be removed by it whenever, in its judgment, the best interest of the corporation would be served thereby. Any officer may resign at any time upon written notice to the corporation without prejudice to the rights, if any, of the corporation under any contract to which the resigning officer is a party.

     Section 3.03 Vacancies. Any vacancy in any office because of death, resignation, removal, or otherwise may be filled by the Board of Directors for the unexpired portion of the term of such office.

     Section 3.04 President. The president shall be the general manager and executive officer of the corporation, subject to the supervision and control of the Board of Directors, and shall direct the corporate affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the corporation. The president shall preside at all meetings of the shareholders and shall sign the certificates of stock issued by the corporation, and shall perform such other duties as shall be prescribed by the Board of Directors.

     Unless otherwise ordered by the Board of Directors, the president shall have full power and authority on behalf of the corporation to attend and to act and to vote at any meetings of the shareholders of any corporation in which the corporation may hold stock and, at any such meetings, shall possess and may exercise any and all rights and powers incident to the ownership of such stock. The Board of Directors, by resolution from time to time, may confer like powers on any person or persons in place of the president to represent the corporation for these purposes.

     Section 3.05 Vice President. The Board of Directors may elect one or more vice presidents who shall be vested with all the powers and perform all the duties of the president whenever the president is absent or unable to act, including the signing of the certificates of stock issued by the corporation, and the vice president shall perform such other duties as shall be prescribed by the Board of Directors.

     Section 3.06 Secretary The secretary shall keep the minutes of all meetings of the shareholders and the Board of Directors in books provided for that purpose. The secretary shall attend to the giving and service of all notices of the corporation, may sign with the president in the name of the corporation all contracts authorized by the Board of Directors or appropriate committee, shall have the custody of the corporate seal, shall affix the corporate seal to all certificates of stock duly issued by the corporation, shall have charge of stock certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or appropriate committee may direct, and shall, in general perform all duties incident to the office of the secretary. All corporate books kept by the secretary shall be open for examination by any director at any reasonable time.

     Section 3.07 Assistant Secretary. The Board of Directors may appoint an assistant secretary who shall have such powers and perform such duties as may be prescribed for him by the secretary of the corporation or by the Board of Directors.

     Section 3.08 Treasurer. The treasurer shall be the chief financial officer of the corporation, subject to the supervision and control of the Board of Directors, and shall have custody of all the funds and securities of the corporation. When necessary or proper, the treasurer shall endorse on behalf of the corporation for collection checks, notes and other obligations, and shall deposit all monies to the credit of the corporation in such bank or banks or other depository as the Board of Directors may designate, and shall sign all receipts and vouchers for payments made by the corporation. Unless otherwise specified by the Board of Directors, the treasurer shall sign with the president all bills of exchange and promissory notes of the corporation, shall also have the care and custody of the stocks, bonds, certificates, vouchers, evidence of debts, securities and such other property belonging to the corporation as the Board of Directors shall designate, and shall sign all papers required by law, by these By-laws or by the Board of Directors to be signed by the treasurer. The treasurer shall enter regularly in the books of the corporation, to be kept for that purpose, full and accurate accounts of all monies received and paid on account of the corporation and whenever required by the

Board of Directors, the treasurer shall render a statement of any or all accounts. The treasurer shall at all reasonable times exhibit the books of account to any directors of the corporation and shall perform all acts incident to the position of treasurer subject to the control of the Board of Directors. The treasurer shall, if required by the Board of Directors, give a bond to the corporation in such sum and with such security as shall be approved by the Board of Directors for the faithful performance of all the duties of the treasurer and for restoration to the corporation in the event of the treasurer's death, resignation, retirement, or removal from office, of all books, records, papers, vouchers, money and other property belonging to the corporation. The expense of such bond shall be borne by the corporation.

     Section 3.09 Assistant Treasurer. The Board of Directors may appoint an assistant treasurer who shall have such powers and perform such duties as may be prescribed by the treasurer of the corporation or by the Board of Directors, and the Board of Directors may require the assistant treasurer to give a bond to the corporation in such sum and with such security as it may approve, for the faithful performance of the duties of assistant treasurer, and for the restoration to the corporation, in the event of the assistant treasurer's death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property belonging to the corporation. The expense of such bond shall be borne by the corporation.

                                   ARTICLE IV

                                  CAPITAL STOCK

     Section 4.01 Issuance. Shares of capital stock of the corporation shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors.

     Section 4.02 Certificates. Ownership in the corporation shall be evidenced by certificates for shares of stock in such form as shall be prescribed by the Board of Directors, shall be under the seal of the corporation and shall be signed by the president or the vice president and also by the secretary or an assistant secretary. Each certificate shall contain the name of the record holder, the number, designation, if any, class or series of shares represented, a statement of summary of any applicable rights, preferences, privileges, or restrictions thereon, and a statement that the shares are assessable, if applicable. All certificates shall be consecutively numbered. The name and address of the shareholder, the number of shares, and the date of issue shall be entered on the stock transfer books of the corporation.

     Section 4.03 Surrender; Lost or Destroyed Certificates. All certificates surrendered to the corporation, except those representing shares of treasury stock, shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares shall have been canceled, except that in case of a lost, stolen, destroyed or mutilated certificate, a new one may be issued therefor. However, any shareholder applying for the issuance of a stock certificate in lieu of one alleged to have been lost, stolen, destroyed or mutilated shall, prior to the issuance of a replacement, provide the corporation with his, her or its affidavit of the facts surrounding the loss, theft, destruction or mutilation and an indemnity bond in an amount and upon such terms as the treasurer, or the Board of Directors, shall require. In no case shall the bond be in amount less than twice the current market value of the stock and it shall indemnify the corporation against any loss, damage, cost or inconvenience arising as a consequence of the issuance of a replacement certificate.

     Section 4.04 Replacement Certificate. When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares of capital stock of the corporation or it becomes desirable for any reason, including, without limitation, the merger or consolidation of the corporation with another corporation or the reorganization of the corporation, to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange the same for new certificates within a reasonable time to be fixed by the Board of Directors. The order may provide that a holder of any certificate(s) ordered to be surrendered shall not be entitled to vote, receive dividends or exercise any other rights of shareholders until the holder has complied with the order provided that such order operates to suspend such rights only after notice and until compliance.

     Section 4.05 Transfer of Shares. No transfer of stock shall be valid as against the corporation except on surrender and cancellation by the certificate therefor, accompanied by an assignment or transfer by the registered owner made either in person or under assignment. Whenever any transfer shall be expressly made for collateral security and not absolutely, the collateral nature of the transfer shall be reflected in the entry of transfer on the books of the corporation.

     Section 4.06 Transfer Agent. The Board of Directors may appoint one or more transfer agents and registrars of transfer and may require all certificates for shares of stock to bear the signature of such transfer agent and such registrar of transfer.

     Section 4.07 Stock Transfer Books. The stock transfer books shall be closed for a period of ten (10) days prior to all meetings of the shareholders and shall be closed for the payment of dividends as provided in Article V hereof and during such periods as, from time to time, may be fixed by the Board of Directors, and, during such periods, no stock shall be transferable.

     Section 4.08 Miscellaneous. The Board of Directors shall have the power and authority to make such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the corporation.

                                    ARTICLE V

                                    DIVIDENDS

     Section 5.01 Dividends may be declared, subject to the provisions of the laws of the State of Nevada and the Articles of Incorporation, by the Board of Directors at any regular or special meeting and may be paid in cash, property, shares of corporate stock, or any other medium. The Board of Directors may fix in advance a record date, as provided in Section 1.06 of these By-laws, prior to the dividend payment for the purpose of determining shareholders entitled to receive payment of any dividend. The Board of Directors may close the stock transfer books for such purpose for a period of not more than ten (10) days prior to the payment date of such dividend.

                                   ARTICLE VI

          OFFICES; RECORDS; REPORTS; SEAL AND FINANCIAL MATTERS


     Section 6.01 Principal Office. The principal office of the corporation in the State of Nevada shall be the Law Offices of Max C. Tanner, 2950 East Flamingo Road, Suite G, Las Vegas, Nevada 89121, and the corporation may have an office in any other state or territory as the Board of Directors may designate.

     Section 6.02 Records. The stock transfer books and a certified copy of the By-laws, Articles of Incorporation, any amendments thereto, and the minutes of the proceedings of the shareholders, the Board of Directors, and committees of the Board of Directors shall be kept at the principal office of the corporation for the inspection of all who have the right to see the same and for the transfer of stock. All other books of the corporation shall be kept at such places as may be prescribed by the Board of Directors.

     Section 6.03 Financial Report on Request. Any shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of stock may make a written request for an income statement of the corporation for the three (3) month, six (6) month, or nine (9) month period of the current fiscal year ended more than thirty (30) days prior to the date of the request and a balance sheet of the corporation as of the end of such period. In addition, if no annual report for the last fiscal year has been sent to shareholders, such shareholder or shareholders may make a request for a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year. The statement shall be delivered or mailed to the person making the request within thirty (30) days thereafter. A copy of the statements shall be kept on file in the principal office of the corporation for twelve (12) months, and such copies shall be exhibited at all reasonable times to any shareholder demanding an examination of them or a copy shall be mailed to each shareholder. Upon request by any shareholder, there shall be mailed to the shareholder a copy of the last annual, semiannual or quarterly income statement which it has prepared and a balance sheet as of the end of the period. The financial statements referred to in this
Section 6.03 shall be accompanied by the report thereon, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that such financial statements were prepared without audit from the books and records of the corporation.

     Section 6.04 Right of Inspection.

          (a) The accounting books and records and minutes of proceedings of the shareholders and the Board of Directors and committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours for a purpose reasonably related to such holder's interest as a shareholder or as the holder of such voting trust certificate. This right of inspection shall extend to the records of the subsidiaries, if any, of the corporation. Such inspection may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

          (b) Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the corporation and/or its subsidiary corporations. Such inspection may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.


     Section 6.05 Corporate Seal. The Board of Directors may, by resolution, authorize a seal, and the seal may be used by causing it, or a facsimile, to be impressed or affixed or reproduced or otherwise. Except when otherwise specifically provided herein, any officer of the corporation shall have the authority to affix the seal to any document requiring it.

     Section 6.06 Fiscal Year. The fiscal year-end of the corporation shall be the calendar year or such other term as may be fixed by resolution of the Board of Directors.

     Section 6.07 Reserves. The Board of Directors may create, by resolution, out of the earned surplus of the corporation such reserves as the directors may, from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends or to repair or maintain any property of the corporation, or for such other purpose as the Board of Directors may deem beneficial to the corporation, and the directors may modify or abolish any such reserves in the manner in which they were created.

                                   ARTICLE VII

                                 INDEMNIFICATION

     Section 7.01 Indemnification. The corporation shall, unless prohibited by Nevada Law, indemnify any person (an "Indemnitee") who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be so involved in any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any action, suit or proceeding brought by or in the right of the corporation to procure a judgment in its favor (collectively, a "Proceeding") by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, against all Expenses and Liabilities actually and reasonably incurred by him in connection with such Proceeding. The right to indemnification conferred in this Article shall be presumed to have been relied upon by the directors, officers, employees and agents of the corporation and shall be enforceable as a contract right and inure to the benefit of heirs, executors and administrators of such individuals.

     Section 7.02 Indemnification Contracts. The Board of Directors is authorized on behalf of the corporation, to enter into, deliver and perform agreements or other arrangements to provide any Indemnitee with specific rights of indemnification in addition to The rights provided hereunder to the fullest extent permitted by Nevada Law. Such agreements or arrangements may provide (i) that the Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding, must be paid by the corporation as they are incurred and in advance of the final disposition of any such action, suit or proceeding provided that, if required by Nevada Law at the time of such advance, the officer or director provides an undertaking to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such individual is not entitled to be indemnified against such expenses, (iii) that the Indemnitee shall be presumed to be entitled to indemnification under this Article or such agreement or arrangement and the corporation shall have the burden of proof to overcome that presumption, (iii) for procedures to be followed by the corporation and the Indemnitee in making any determination of entitlement to indemnification or for appeals therefrom and (iv) for insurance or such other Financial Arrangements described in Paragraph 7.02 of this Article, all as may be deemed appropriate by the Board of Directors at the time of execution of such agreement or arrangement.

     Section 7.03 Insurance and Financial Arrangements. The corporation may, unless prohibited by Nevada Law, purchase and maintain insurance or make other financial arrangements ("Financial Arrangements") on behalf of any Indemnitee for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses. Such other Financial Arrangements may include (i) the creation of a trust fund, (ii) the establishment of a program of self-insurance, (iii) the securing of the corporation's obligation of indemnification by granting a security interest or other lien on any assets of the corporation, or (iv) the establishment of a letter of credit, guaranty or surety.

     Section 7.04 Definitions. For purposes of this Article:

          Expenses. The word "Expenses" shall be broadly construed and, without limitation, means (i) all direct and indirect costs incurred, paid or accrued, (ii) all attorneys' fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, food and lodging expenses while traveling, duplicating costs, printing and binding costs, telephone charges, postage, delivery service, freight or other transportation fees and expenses, (iii) all other disbursements and out-of-pocket expenses,
     (iv) amounts paid in settlement, to the extent permitted by Nevada Law, and
     (v) reasonable compensation for time spent by the Indemnitee for which he is otherwise not compensated by the corporation or any third party, actually and reasonably incurred in connection with either the appearance at or investigation, defense, settlement or appeal of a Proceeding or establishing or enforcing a right to indemnification under any agreement or arrangement, this Article, the Nevada Law or otherwise; provided, however, that "Expenses" shall not include any judgments or fines or excise taxes or penalties imposed under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or other excise taxes or penalties.

          Liabilities. "Liabilities" means liabilities of any type whatsoever, including, but not limited to, judgments or fines, ERISA or other excise taxes and penalties, and amounts paid in sett1ement.

          Nevada Law. "Nevada Law" means Chapter 78 of the Nevada Revised Statutes as amended and in effect from time to time or any successor or other statutes of Nevada having similar import and effect.

          This Article. "This Article" means Paragraphs 7.01 through 7.04 of these bylaws or any portion of them.

          Power of Stockholders. Paragraphs 7.01 through 7.04, including this Paragraph, of these Bylaws may be amended by the stockholders only by vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the entire number of shares of each class, voting separately, of the outstanding capital stock of the corporation (even though the right of any class to vote is otherwise restricted or denied); provided, however, no amendment or repeal of this Article shall adversely affect any right of any Indemnitee existing at the time such amendment or repeal becomes effective.

          Power of Directors. Paragraphs 7.01 through 7.04 and this Paragraph of these Bylaws may be amended or repealed by the Board of Directors only by vote of eighty percent (80%) of the total number of Directors and the holders of sixty-six and two-thirds percent (66 2/3) of the entire number of shares of each class, voting separately, of the outstanding capital stock of the corporation (even though the right of any class to vote is otherwise restricted or denied); provided, however, no amendment or repeal of this Article shall adversely affect any right of any Indemnitee existing at the time such amendment or repeal becomes effective.


                                  ARTICLE VIII

                                    BY- LAWS


     Section 8.01 Amendment. Amendments and changes of these By-Laws may be made at any regular or special meeting of the Board of Directors by a vote of not less than all of the entire Board, or may be made by a vote of, or a consent in writing signed by the holders of a majority of the issued and outstanding capital stock.

     Section 8.02 Additional By-Laws. Additional by-laws not inconsistent herewith may be adopted by the Board of Directors at any meeting of the Board of Directors at which a quorum is present by an affirmative vote of a majority of the directors present or by the unanimous consent of the Board of Directors in accordance with Section 2.11 of these By-laws.



                                  CERTIFICATION



     I, the undersigned, being the duly elected secretary of the Corporation, do hereby certify than the foregoing By-laws were adopted by the Board of Directors on The 22nd day of May, 1996.


                                                /s/ Max C. Tanner
                                                -----------------------------
                                                Max C. Tanner, Secretary

------------------------------------------------------------------------------------------------------------------------------------
           WESTERN BANK                                  PLZ  Tech, Inc.                         DT02373H
     ALBUQUERQUE NM 87110-4319                         120 Madiera Drive NE                       Loan Number:  5900200
                                                       Albuquerque, NM 87108                      Date:   February 24, 1998
              DGN / ss                                                                            Maturity Date:  May 25, 1998
                                                                                                  Loan Amount $  **7,400.00**
     LENDERS'S NAME AND ADDRESS                     BORROWERS  NAME AND ADDRESS                   Renewal  5016200
"YOU" means the Lender, its successors            "I" Includes each Borrower above,
           and assigns                                 jointly and severally
------------------------------------------------------------------------------------------------------------------------------------
TERMS FOLLOWING A   [_] APPLY ONLY IF CHECKED
------------------------------------------------------------------------------------------------------------------------------------
NOTE: For value  received,  I promise to pay you, or your order,  at your address above,  the principal sum of *Seven  Thousand Four
Hundred  Dollars and no/100**  Dollars $ ** 7,400.00** plus interest from February 24, 1998 at the rate of WBP** % per year until
May 25, 1998

[x] ADDITIONAL FINANCE CHARGE - I also agree to pay a nonrefundable fee of $95.00 and it will be [_] paid in cash  [_] paid pro rata
    over the loan term   [X] withheld from the proceeds,  (if this fee is withheld from the proceeds, the amount is included  in the principal sum)


[x]  VARIABLE RATE - The rate above may then change so as always to be 1.0% above the following index rate * Western Bank Prime Rate to Float  (Albuquerque).  The interest  rate may not change more than n/a% each n/a The annual  interest rate in effect on this note will not at any time be more than n/a% or less than 10.0%.  The interest  rate in effect on this note may change (as often
     as) the 1st day of each calendar month  (assuming there is a change in the base rate) and an increase in the interest rate will cause an increase in: [ ] the amount of each scheduled payment [ ] the amount at maturity [ ] the number of payments

PAYMENT:  I will pay this note as follows:
(a)  [x]  Interest Due: Demand or maturity on May 25, 1998
          Principal due: Demand or maturity on May 25, 1998

(b)       [_] The  note  has  ________  payments.  The  first  payment  will be in the  amount  of $  _____________  and will be due
          ___________. A payment of $ ________________ will be due on the ____________ day of each _________________ thereafter. The final payment of the entire unpaid balance of principal and interest will be due __________________


INTEREST - interest accrue on a 360 basis.

          [x] MINIMUM  INTEREST  CHARGE - I agree to pay a minimum  interest charge of $25.00 if I pay this loan off before you have earned that much in interest.

          [x] LATE CHARGE - I agree to pay a late charge on the portion of any payment  made more than 10 days after it is due equal to 5% of the unpaid amount of $ n/a whichever is n/a

POST  MATURITY  INTEREST - Interest  will accrue  after  maturity  on the unpaid  balance of this note on the same basis as interest accrues before maturity unless a specific post-maturity interest rate is agreed to in the new balance

[x]  Interest  will accrue at the rate of 18.0% per year on the  balance of this note not paid at  maturity,  including  maturity by acceleration.

[_]  This loan is made under the New Mexico Bank Installment Loan Act of 1959. THE PURPOSE OF THIS LOAN IS - Business renewal

SECURITY - You have certain notes that may affect my property as explained on page 2. This loan [ ] is [x] is not further secured


     (a)  [_] The loan is secured by _____________________________________________________________ dated _________________________

     (b)  [_] Security  Agreement - I give you a security  interest in the Property  described  below. The rights I am giving you in this Property and The obligations this agreement secures are defined on page 2 of this agreement.

                                                 Unsecured

                                                                            This Property will be used for ________________ purposes

------------------------------------------------------------------------------------------------------------------------------------
     ANNUAL            FINANCE CHARGE        AMOUNT FINANCED             TOTAL OF PAYMENTS              I have the right to
 PERCENTAGE RATE     The dollar amount     The amount of credit        The amount I will have           receive at this time
 The cost of my       the credit will      provided to me or on        paid when I have made           an itemization of the
  credit as a             cost me               my behalf              all scheduled payments             Amount Financed.
  yearly rate
    16.06%                $ 289.25              $7,305.00                   $7,594.25        [X] [X] YES I want an itemization
------------------------------------------------------------------------------------------------------------------------------------
My Payment Schedule will be                                                                          NO I do not want an itemization
------------------------------------------------------------------------------------------------------------------------------------
Number of Payments               Amount of Payments                    When Payments Are Due
------------------------------------------------------------------------------------------------------------------------------------
        1                           $ 7,594.25                    Demand or maturity on May 25, 1998        "*" means an estimate
------------------------------------------------------------------------------------------------------------------------------------
                                    $                                                                       $n/a Filing Fees
------------------------------------------------------------------------------------------------------------------------------------
                                    $                                                                       $n/a Nonfiling insurance
------------------------------------------------------------------------------------------------------------------------------------
                                    $
------------------------------------------------------------------------------------------------------------------------------------
[X] This note has a demand feature [_] This note is payable on demand and all  disclosures  are based on an assumed  maturity of one year.

[X] Variable Rate  [_]  My loan contains a variable rate feature.  Disclosures about the variable rate feature have been provided to
 (Check one)             me earlier

                    [X]  The annual  percentage  rate may increase  during the term of this  transaction  if there is an increase in
                         Western Bank Albuquerque prime rate to Float.

Any increase  will take the form of increased  interest due if the rate  increases by 1.0% [X] February 24, 1998,  the total finance charge will  increase to $307.75 on  [illegible].  The rate may not increase  more often than once a month and may not increase more than n/a% each n/a. The rate will not go below 10.0%.

Security - I am giving a security interest in   [_]  (brief description of other property)

     [_]  the goods or property being purchased.

     [X] collateral securing other loans with you may also secure this loan.                  Unsecured

     [X]  my deposit accounts and other rights to the payment of money from you.

     [X]  Late Charge - I will be charged a late charge on the portion of any payment made more than 10 days after it is due equal to 5% of the unpaid amount, or $ n/a, whichever is n/a


[_]  Required  Deposit - The annual  percentage rate does not take into account my required  deposit.

Prepayment - If I pay off this note early, I [X] may [ ] will not   have to pay a penalty.

     [X] If I pay off this note early, I will not be entitled to a refund or part of the additional finance charge

[_] Assumption - Someone buying the property securing this obligation cannot assume the remainder of the obligation on the original terms. I can see my contract documents for any additional  information about nonpayment,  default, any required repayment before the scheduled date, and prepayment refunds and penalties.
------------------------------------------------------------------------------------------------------------------------------------

CREDIT INSURANCE - Credit life insurance and credit disability insurance are not required to obtain credit, and will not be provided unless I sign and agree to pay the a additional costs.
------------------------------------------------------------------------------------------------------------------------------------

Type _________________________ # _________________ Premium ___________________ Term ________________________________________________

Credit Line ________________________________________________________________________________________________________________________

Credit Disability __________________________________________________________________________________________________________________

Joint Credit Line __________________________________________________________________________________________________________________

I [_] do [XX] do not want credit life insurance.
I [_] do [XX] do not want credit disability insurance.
I [_] do [XX] do not want joint credit life insurance.
I [_] do [XX] do not want ____________________ insurance.

X________________________________________________________________________________ DOB

X________________________________________________________________________________ DOB

PROPERTY  INSURANCE - I may obtain  property  insurance from anyone I want that is acceptable to you. If I get the insurance from or through you I will pay $ - 0 - for n/a of coverage.

SINGLE  INTEREST  INSURANCE - I may obtain  single  interest  insurance  from anyone I want that is  acceptable to you. If I get the insurance through you I will pay $ -0- for n/a of coverage.

------------------------------------------------------------------------------------------------------------------------------------
                                                             (Optional)

Signed ___________________________________________________________________________________________________________ For Lender

Title _______________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                   ITEMIZATION OF AMOUNT FINANCED


AMOUNT GIVEN TO ME DIRECTLY                                                            $_______________________
AMOUNTS PAID ON MY (LOAN) ACCOUNT                                                      $_______________________
#5016200                                                                               $  7,305.00

AMOUNTS PAID TO OTHERS ON MY BEHALF

                          to Insurance Companies                                       $_______________________
                              to Public Officials                                       $_______________________
W.B LDF
                (less)  PREPAID FINANCE CHARGE(S)                                      $     95.00
                                                                                       ------------------------
                                 Amount Financed                                       $  7,305.00
                                                                                       ------------------------

                                    (Add all items financed and subtract prepaid finance charges)
------------------------------------------------------------------------------------------------------------------------------------

SIGNATURES - I AGREE TO THE TERMS SET OUT ON PAGE 1 AND PAGE 2 OF THIS AGREEMENT. I HAVE RECEIVED A COPY OF THIS DOCUMENT ON
TODAY'S DATE.

PLZ TECH, INC. BY:



Signature
          ---------------------------------------
             Francisco Urrea, Jr., Director

Signature  /S/ LESLIE S. ROBINS
          ---------------------------------------
             Leslie S. Robins, Director

------------------------------------------------------------------------------------------------------------------------------------

                          ADDITIONAL TERMS OF THE NOTE

DEFINITIONS - "I", "me" or "my" means each Borrower who signs this note and each other person or legal entity (including guarantors' endorsers and sureties) who agrees to pay this note (together referred to as "us"). "You" or "your" means the Lender and its successors and assigns.

APPLICABLE LAW - This note and any agreement securing this note will be governed by the laws of the state of New Mexico. The Federal Truth in Lending disclosures on page 1 are disclosures only and are not intended to be terms of this agreement. The fact that any part of this note cannot be enforced will not affect the rest of this note. Any change to this note or any agreement securing this note must be in writing and signed by you and me.

PAYMENTS - Each payment I make on this loan will be applied first to any charges I owe other than principal and interest, then to interest that is due, and finally to principal that is due. No late charge will be assessed on any payment when the only delinquency is due to late fees assessed on earlier payments and the payment is otherwise a full payment. The actual amount of my final payment will depend on the interest rates (if variable) and my payment record. If any payment due under this loan does not equal or exceed the amount of interest due. You may at your option increase the amount of the payment due and all future payments to an amount that will pay off this loan in equal payments over the remaining term of this loan.

PREPAYMENT - I may prepay this loan in whole or in part at any time if I prepay in part I must still make each later payment in the original amount as it becomes due until this note is paid in full.

INTEREST - Interest accrues on the principal remaining unpaid from time to time until paid in full. If "Variable Rate" is checked on page 1, I will pay interest at the rates in effect from time to time. Decreases in the interest rate for this note will have the opposite effect on payments that increase would have. You will figure a change in the interest rate by using the index rate in effect at the time the interest rate is to change. Changes in the index between scheduled changes in the interest rate will not affect the interest rate. If the index specified on page 1 ceases to exist. I agree that you may substitute a similar index for the original.

INDEX - If you and I have agreed that the interest rate on this note will be variable and will be related to an index, then the index you select will function only as a tool for setting the rate on this note. You do not guaranty, by selecting any index that the interest rate on this note will have a particular relationship to the interest rate you charge on any other loans or any type or class of loans with your other customers.

ACCRUAL METHOD - The amount of interest that I will pay on this loan will be calculated using the interest rate and accrual method stated on page 1. For interest calculation, the accrual method will determine the number of days in a year if no accrual method is stated, then you may use any reasonable accrual method for calculating interest.

POST-MATURITY INTEREST - Interest will accrue on the principal balance remaining unpaid after final maturity at the rate specified on page 1. For purposes of this section, final maturity occurs

(a)  If this loan is payable on demand, on the date you make demand for payment

(b) If this loan is payable on demand with alternate payment date(s). On the date you make demand for payment or on the final alternate payment date whichever is earlier.

(c)  On the date if the last scheduled payment of principal, or

(d) On the date you accelerate in the due date of this loan (demand immediate payment)

REAL ESTATE OR RESIDENCE SECURITY - If this loan is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by this agreement.

DEFAULT - Subject to any limitations in the "REAL ESTATE OR RESIDENCE SECURITY" paragraph above, I will be in default on this loan and any agreement securing this loan if any one or more of the following occurs

(a)  I fail to make a payment in full when due

(b)  I die, am declared incompetent, or become insolvent

(c)  I fail to keep any promise I have made in connection with this loan

(d) I fail to pay or keep any other promise on any other loan or agreement I have with you

(e) I make any written statement or provide any financial information that is untrue or inaccurate at the time it is provided

(f) Any creditor of mine attempts to collect any debt I owe through court proceedings set-off or self-help repossession

(g)  The Property is damaged, destroyed or stolen

(h)  I fail to provide any additional security that you may require

(i) Any legal entity (such as a partnership or corporation) that has agreed to pay this note merges, dissolves, reorganizes, ends its business or existence or a partner or majority stockholder dies or is declared incompetent or

(j) Anything else happens that causes you to believe that you will have difficulty collecting the amount I owe you. If any of us are in default on this note or any security agreement you may exercise your Remedies against any or all of us.

REMEDIES - Subject to any limitations in the "REAL ESTATE OR RESIDENCE SECURITY" paragraph above, if I am in default on this loan or any agreement securing this loan you may

(a) Make unpaid principal, earned interest and all other agreed charges I owe you under this loan immediately due;

(b)  Use the right of set-off as explained below;

(c) Demand more security or new parties obligated to pay this loan (or both) in return for not using any other remedy;

(d) Make a claim for any and all insurance benefits or refunds that may be available on my default;

(e)  Use any remedy you have under state or federal law; and

(f)  Use any remedy given to you in any agreement securing this loan.

     By choosing any one or more of these remedies you do not give up your right to use another remedy later. By deciding not to use any remedy should I be in default, you do not give up your right to consider the event a default if it happens again.


COSTS OF COLLECTION AND ATTORNEYS' FEES - I agree to pay you all reasonable costs you incur to collect this debt or realize on any security. This includes, to the extent permitted by law, reasonable attorneys' fees. This provision also shall apply if I like a petition or any other claim for relief under any bankruptcy rule or law of the United States, or if such petition or other claim for relief is filed against me by another.

SET-OFF - I agree that you may set off any amount due and payable under this note against any right I have to receive money from you.

     "Right to receive money from you" means

(a)  Any deposit account balance I have with you

(b) Any money owed to me on an item presented to you or in your possession for collection or exchange, and

(c)  Any repurchases  agreement or other  nondeposit  obligation.

     "Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.

     If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement. Your right of set-off does not apply to an account or other obligation where my rights arise only in a representative capacity. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

     You will not be liable for the dishonor of any check when the dishonor occurs because you set off this debt against any of my accounts I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.

OTHER SECURITY - Any present or future agreement securing any other debt I owe you also will secure the payment of this loan. Property securing another debt will not secure this loan if such property is my principal dwelling and you fail to provide any required notice of right of rescission. Also property securing another debt will not secure this loan to the extent such property is in household goods.

OBLIGATIONS INDEPENDENT - I understand that my obligations to pay this loan is independent of the obligation of any other person who has also agreed to pay it. You [missing text]

                   ADDITIONAL TERMS OF THE SECURITY AGREEMENT

SECURED OBLIGATIONS - This security agreement secures this loan (including an extensions, renewals, refinancings and modifications) and any other debt I have with you now or later. Property described in this security agreement will not secure other such debts if you fail to give any required notice of the right of rescission with respect to the Property. Also, this security agreement will not secure other debts if this security interest is in household goods and the other debt is a consumer loan. This security agreement will last until it is discharged in writing.

     For the sole purpose of determining the extent of a purchase money security interest arising under this security agreement

(a) Payments on any nonpurchase money loan also secured by this agreement will not be deemed to apply to the Purchase Money Loan, and

(b) Payments on the Purchase Money Loan will be deemed to apply first to the nonpurchase money portion of the loan, if any, and then to the purchase money obligations in the order in which the items were acquired.

     No security interest will be terminated by application of this formula "Purchase Money Loan" means any loan the proceeds of which in whole or in part are used to acquire any property securing the loan and all extensions, renewals, consolidations and refinancings of such loan.

PROPERTY - The word "Property" as used here includes all property that is listed in the security agreement on page 1. If a general description is used, the word Property includes all my property fitting the general description property also means all benefits that arise from the described property (including all proceeds, insurance benefits, payments from others, interest dividends, stock splits and voting rights). It also means property that now or later is attached to, is a part of, or results from the Property.

OWNERSHIP AND DUTIES TOWARD PROPERTY - Unless a co-owner(s) of the Property signed a third party agreement, I represent that I own all the Property. I will defend the Property against any other claim. I agree to do whatever you require to perfect your interest and keep your priority. I will not do anything to harm your position.

     I will keep the Property in my possession (except if pledged and delivered to you). I will keep it in good repair and use it only for its intended purposes. I will keep it at my address unless we agree otherwise in writing.

     I will not try to sell or transfer the Property, or permit the Property to become attached to any real estate, without your written consent. I will pay all taxes and charges on the Property as they become due. I will inform you of any loss or damage to the Property. You have the right of reasonable access in order to inspect the Property.

INSURANCE - I agree to buy insurance on the Property against the risks and for the amounts you require. I will name you as loss payee on any such policy. You may require added security on this loan if you agree that insurance proceeds may be used to repair or replace the Property I agree that if the insurance proceeds do not cover the amounts I still owe you, I will pay the difference. I will buy the insurance from a firm authorized to do business in New Mexico. The firm will be reasonably acceptable to you. I will keep the insurance until all debts secured by this agreement are paid.

DEFAULT AND REMEDIES - If I am in default in addition to the remedies listed in the note portion of this document and subject to any of the limitations in the "REAL ESTATES OR RESIDENCE SECURITY" paragraph you may (after giving notice and waiting a period of time, if required by law)

(a) Pay taxes or other charges, or purchase any required insurance if I fail to do these things (but you are not required to do so). You may add the amount you pay to this loan and accrue interest on that amount at the interest rate(s) in effect from time to time on this note until paid in full.

(b) Require me to gather the Property and any related records and make it available to you in a reasonable fashion.

(c) Take immediate possession of the Property, but in doing so you may not breach peace or unlawfully enter onto my premises. You may sell, lease or dispose of the Property as provided by law. (If the Property includes a manufactured home you will begin the repossession by giving me notice and an opportunity to cure my default if required by law.) You may apply what you receive from the sale of the Property to your expenses and then to the debt if what you receive from the sale of the Property is less than what I owe you. You may take me to court to recover the difference (to the extent permitted by law); and

(d)  Keep the Property to satisfy the debt.

     I agree that when you must give notice to me of your intended sale or disposition Of the Property, the notice is reasonable if it is sent to me at my last known address by first class mail 10 days before the intended sale or disposition. I agree to inform you in writing of any change in my address.

FILING - A copy of this security agreement may be used as a financing statement when allowed by law.

ASSUMPTIONS - This security agreement and any loan it secures cannot be assumed by someone buying the Property from me. This will be true unless you agree in writing to the contrary. Without such an agreement, if I try to transfer any interest in the Property I will be in default on all obligations that are secured by this security agreement.

--------------------------------------------------------------------------------
                              THIRD PARTY AGREEMENT

     For the purposes of the provisions within this enclosure. "I", "me" or "my" means the person signing below and "you" means the Lender identified on page 1.

     I agree to give you a security interest in the Property that is described on page 1. I agree to the terms of this note and security agreement but I am in no way personally liable for payment of the debt. This means that if the Borrower defaults, my interest in the secured Property may be used to satisfy the Borrower's debt. I agree that you may, without releasing me or the Property from this Third Party Agreement and without notice or demand upon me, extend new credit to any Borrower, renew or change this note or security agreement one or more times and for any term, or fail to perfect your security interest in, impair, or release any security (including guaranties) for the obligations of any Borrower.

     I HAVE RECEIVED A COMPLETED COPY OF THIS NOTE AND SECURITY AGREEMENT.

NAME ___________________________________________________________________________

X
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               NOTICE TO COSIGNER

     You (the cosigner) are being asked to guaranty this debt. Think carefully before you do. If the borrower doesn't pay the debt, you will have to. Be sure you can afford to pay if you have to, and that you want to accept this responsibility.

     You may have to pay up to the full amount of the debt if the borrower does not pay. You also may have to pay late fees or collection costs, which increase this amount.

     The creditor can collect this debt from you without first trying to collect from the borrower. The creditor can use the same collection methods against you that can be used against the borrower, such as suing you, garnishing your wages, etc. If this debt is ever in default, that fact may become part of your credit record.

     This notice is not the contract that makes you liable for the debt.


--------------------------------------------------------------------------------

                 Attach FTC Preservation of Consumer Claims and
                          Defenses Notice if Applicable

================================================================================
                                      LEASE



This indenture, made this 27th day of May 1998 by and between JMP Company Inc., a New Mexico corporation, whose address is P.O. Box 5006, Albuquerque, N.M. 87185, hereinafter whether singular or plural, masculine, feminine, or neuter, designated as "Lessor", which expression shall include Lessor's heirs, personal representatives, assigns, and successors in interest, and Advanced Optics Electronics, Inc., a Nevada corporation, whose address is 8301 Washington N.E., Suite 4, Albuquerque, N.M. 87113, hereinafter whether singular or plural, masculine, feminine, or neuter, designated as "Lessee", which expression shall include all Lessees, jointly and severally, and shall include Lessee's heirs, personal representatives, assigns, and successors in interest. WITNESSETH

I.   DEMISE OF PREMISES.

     Lessor, for and in consideration of the covenants and agreements herein contained to be kept and performed by Lessee, Lessee's heirs, personal representatives, assigns and successors in interest, and upon the terms and conditions herein contained, does hereby let, lease, and demise to Lessee the following described premises situated in Albuquerque in the County of Bernalillo, State of New Mexico, to-wit: Lease space at 8301 Washington N.E., Suite 4, Albuquerque, N.M. 87113, containing approximately 2,360 s.f. of office warehouse space.

Any provision herein to the contrary, notwithstanding, Lessor shall perform all structural repairs to the roof and building, and Lessee shall perform all other maintenance, repair and upkeep of the building in accordance with the requirements of this Lease, excepting therefrom, wear and tear from ordinary use and provide all supplies, light bulbs, ballasts, repair of broken glass and janitorial service. Lessor shall maintain and service the HVAC, evaporative cooling, plumbing equipment and electrical service at Lessor's expense, except for those repairs resulting out of the negligent acts of the Lessee, its employees or patrons.

Lessor herein agrees to deliver the premises in clean condition and in good working order. Lessor will convert the existing office space from evaporative cooling to refrigerative cooling the lease commencement date.

Lessor and Lessee herein agree that Lessee will have the option to renew this lease for one year, at a lease rate of $1,350.00 per month, provided Lessee exercises Lessee's option to renew by April 1, 2000.

II.  TERMS OF LEASE.

     The term of this lease shall be for a period of 24 months 17 days beginning on the 13th day of June 1998 and ending on the 30th day of June, 2000.

III. RENT.

Lessee, for and in consideration of this Lease and the demise of the said premises by Lessor to Lessee, hereby agrees and covenants with Lessor to pay as rent for the said premises, without notice or demand, the sum of Thirty One Thousand Nine Hundred Thirty Six and 61/100 --------------Dollars ($31,936.61) in the following manner, to-wit: Upon execution of this Lease the sum of $2,336.61 shall be due and payable constituting $736.61 for the June 13, 1998 through June 30, 1998 lease period, June 1, 2000 lease payment of $1,300.00 and a $300.00 damage deposit to be held by Lessor. Thereafter, monthly lease payments of $1,300.00 will be due and payable on the first day of each succeeding month; the first such lease payment being due on July 1, 1998 and the last such lease payment being due on May 1, 2000.

Should Lessee not pay the lease payment on or before the 10th day of the month, when the same shall become due, a late charge of 10% of the past due lease payment shall be assessed Lessee. Within ten days following expiration of this Lease Agreement, Lessor will refund the $300.00 damage deposit held by Lessor, provided the Lease space at that time is in good condition, less normal wear and tear.

All of the rent shall be paid by Lessee to Lessor on Lessor's order in lawful money of the United States to Sycamore Associates, P.O. Box 90608, Albuquerque, N.M. 87199-0608.

IV.  USE OF PREMISES.

Lessee, for and in consideration of this Lease and the demise of the said premises by Lessor to Lessee hereby agrees and covenants with Lessor to use and occupy the said premises for the purpose of office warehouse space for research and development of optic electronics and for no other purpose without first obtaining the written consent of Lessor therefor; the Lessee shall not use or permit the demised premises to be used or occupied, or do or permit anything to be done on the demised premises, in a manner which will make void or voidable any insurance then in force with respect thereto, or which will make it impossible to obtain fire or other insurance required to be furnished hereunder, or which will cause or be likely to cause structural damage to the demised premises or any portion thereof, or which will constitute a public or private nuisance. Further, the Lessee shall not use or occupy or permit the demised premises to be used or occupied for any business, purpose, or use deemed disreputable or extra-hazardous, or for any purpose or in any manner which is in violation of any present or future municipal, state and federal ordinances, laws, rules and regulations.

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V.   CONDITION OF PREMISES AND REPAIRS.

     Lessee, for and in consideration of this Lease and the demise of the said premises, hereby agrees and covenants with Lessor that Lessee has examined the said premises prior to the execution hereof, knows the condition thereof, and acknowledges that Lessee has received the said demised premises in good order and condition, and that no representation or warranty as to the condition or repair of the said premises has been made by Lessor, and, at the expiration of the term of this Lease, or any renewal or extension thereof, Lessee will yield up peaceably the said premises to Lessor in as good order and condition as when the same were entered upon by Lessee, loss by fire or inevitable accident, damage by the elements, and reasonable use and wear excepted, that Lessee will keep at Lessee's own expense, the said premises in good order and repair during the term of this Lease, or any extension or renewal thereof, and will repair and replace promptly, at Lessee's own expense, any and all damage, including, but not limited to damage, to roof, walls, floors and foundations, heating and cooling units, plumbing, glass, sidewalks, and all other appurtenances that may occur from time to time; that Lessee hereby waives any and all right to have such repairs or replacements made by Lessor or at Lessor's expense, and that, if Lessee fails to make such repairs, and replacements promptly, or, if such repairs and replacements have not been made within fifteen (15) days after the occurrence of damage, Lessor may, at Lessor's option, make such repairs and replacements, and Lessee hereby agrees and covenants to repay the cost thereof to Lessor on demand.

VI.  LIABILITY OF LESSOR.

     Lessee, for and in consideration of this Lease and the demise of the said premises, hereby agrees and covenants with Lessor that Lessor shall not be liable for any damage to persons or property arising from any cause whatsoever, which shall occur in any manner in or about the said premises, and Lessee hereby agrees to indemnify and save harmless Lessor from any and all claims and liability for damage in persons or property arising from any cause whatsoever, which shall occur in any manner in or about the said premises. Further, Lessee hereby agrees and covenants with Lessor that Lessor shall not be liable for any damage to the said demised premises, or to any part thereof, or to any property or effects therein or thereon, caused by leakage from the roof of said premises or by bursting, leakage, or overflowing of any waste pipes, water pipes, tanks, drains, or stationary washstands, or by reason of any damage whatsoever caused by water from any source whatsoever, and Lessee hereby agrees and covenants to indemnify and save harmless Lessor from any and all claims and liability for any damage to the said demised premises, or to any part thereof, or to any property or effects therein or thereon.* * Unless caused due to the negligence of the Lessor, its agents or employees.

VII. REQUIREMENTS OF PUBLIC AUTHORITY.

     Lessee, for and in consideration of this Lease and the demise of the said premises, hereby agrees and covenants with Lessor that during the term of this Lease, Lessee shall at it's own cost and expense promptly observe and comply with all present and future municipal, state and federal ordinances, laws, rules and regulations affecting the demised premises or appurtenances thereto, or any part thereof whether the same are in force and effect at the time of the commencement of the term of this Lease or may in the future be passed, enacted, or directed, and Lessee shall pay all costs, expenses, liabilities, losses, damages, fines, penalties, claims and demands, including reasonable attorney's fees that may in any manner arise out of or be imposed because of the failure of the Lessee to comply with the covenants and agreements of this paragraph VII. Further, Lessee hereby agrees and covenants with Lessor that if Lessee fails to comply promptly with any present or future municipal, state and federal ordinances, laws, rules, and regulations, or fails to comply by such time that compliance may be required by law, Lessor may, at Lessor's option, take such actions as may be necessary to comply with all present and future municipal, state, and federal ordinances, laws, rules and regulations, and Lessee hereby agrees and covenants to repay the cost incurred by Lessor in taking such action to Lessor on demand.

VIII. ALTERATIONS, ADDITIONS, AND IMPROVEMENTS.

     Lessee, for and in consideration of this Lease and the demise of the said premises, hereby agrees and covenants with Lessor that Lessee shall not make, or suffer or permit to be made, any alterations, additions, of improvements whatsoever in or about the said demised premises without first obtaining the written consent of Lessor thereof, provided, however, that such consent, if given, shall be subject to the express condition that any and all alterations, additions, and improvements shall be done at Lessee's own expense and in accordance and compliance with all applicable municipal, state, and federal ordinances, laws, rules, and regulations, and that Lessee hereby covenants and agrees with Lessor that in doing and performing such work Lessee shall do and perform the same at Lessee's own expense, in conformity and compliance with all applicable municipal, state, and federal ordinances, laws, rules, and regulations, and that no liens of mechanics, materialmen, laborers, architects, artisans, contractors, sub-contractors, or any other lien of any kind whatsoever shall be created against or imposed upon the said demised premises, or any part thereof, and that Lessee shall indemnify and save harmless Lessor from any and all liability and claims for damages of every kind and nature which might be made or from judgments rendered against Lessor or against said demised premises on account of or arising out of such alterations, additions, or improvements.

IX.  OWNERSHIP OF ALTERATIONS, ADDITIONS, AND IMPROVEMENTS.

     Lessee, for and in consideration of this Lease and the demise of the said premises, hereby agrees and covenants with Lessor that any and all alterations, additions, and improvements, except signs, shelving, moveable furniture and equipment not affixed to the roof, walls, or floors, made at Lessee's own expense after having first obtained the written consent of Lessor therefor, in accordance with the provisions contained in Paragraph VIII hereof, whether or not attached to the roof, walls or floors, foundations, or the premises in any manner whatsoever, shall immediately merge and become a permanent part of the realty, and any and all interest of the Lessee therein shall immediately vest in Lessor, and all such alterations, additions, and improvements shall remain on the said premises and shall not be removed by Lessee at the termination of this Lease. The signs, shelving, moveable furniture and equipment not affixed to the roof, walls, or floors, shall be removed by Lessee at Lessee's expense on or before the termination of the Lease, and Lessee shall repair any damage caused thereby at Lessee's own expense, such that the premises shall be in as good order and condition as when the same were entered upon by Lessee.

X.   ASSIGNMENT AND SUBLETTING.

     Lessee, for and in consideration of this Lease and the demise of the said premises, hereby agrees and covenants with Lessor that neither Lessee nor Lessee's heirs, personal representatives, assigns, or successors in interest shall assign this Lease or sublet the said demised premises, in whole or in part, without first obtaining the written consent of Lessor therefor; that no assignment of this Lease or any subletting of the said demised premises, in whole or in part, shall be valid, except by and with the written consent of Lessor first obtained; that the consent of Lessor to any such assignment or subletting shall not operate to discharge Lessee or Lessee's heirs, personal representatives, assigns, or successors in interest from their liability upon the agreements and covenants of this Lease, and Lessee, Lessee's personal representatives, assigns and successors in interest shall remain liable for the full and complete performance of all the terms, conditions, covenants, and agreements herein contained as principals and not as guarantors or sureties, to the same extend as though no assignments or sublease had been made; that any consent of Lessor to any such assignment or subletting shall not operate as a consent to further assignment or subletting or as a waiver of this covenant and agreement against assignment and subletting, and that the following any such assignment or subletting, the assignee and/or sublettee shall be bound by all of the terms, conditions, covenants and agreements herein contained including the covenant against assignment or subletting.

XI.  UTILITY AND OTHER CHARGES.

     Lessee, for and in consideration of this Lease and the demise of the said premises, hereby agrees and covenants with Lessor to pay promptly all utility and other charges of whatsoever kind and nature, including charges for electrical, gas, telephone, and other services, which may be incurred in connection with Lessee's use of said premises, and to indemnify and save harmless Lessor therefrom. Lessor to pay domestic water, sewer and garbage pickup of once a week.

XII. LESSOR'S  RIGHT  OF  ENTRY  AND  TO  MAKE   ALTERATIONS,   ADDITIONS,   AND
     IMPROVEMENTS.

     Lessee, for and in consideration of this Lease and the demise of the said premises, hereby agrees and covenants with Lessor that Lessor, able notice to Lessee, to enter upon the said premises to inspect the same and to make any and all improvements, alterations, and additions of any kind whatsoever upon the said premises, providing such improvements, alterations, and additions are reasonably necessary or convenient to the use to which the said premises are being put at the time, but at not time shall Lessor be compelled or required to make any improvements, alterations, or additions.

XIII. TAXES, OTHER ASSESSMENTS, AND INSURANCE.

     Lessee and Lessor hereby covenant and agree that all taxes and special and general assessments of whatsoever kind and nature, extraordinary as well as ordinary, which have been or may be levied upon the said demised premises and upon any alterations, additions, and improvements thereon, shall be paid by Lessor at the time when the same become due and payable, and that all taxes and special and general assessments of whatsoever kind and nature, extraordinary as well as ordinary, which have been or may be levied upon the personal property located upon the said demised premises shall be paid by Lessee at the time when the same shall become due and payable Lessee, for and in consideration of this Lease and the demise of the said premises, hereby agrees and covenants with Lessor to carry and maintain in full force and effect during the term of this Lease, and any extension or renewal thereof, at Lessee's expense, public liability insurance covering bodily injury and property damage liability, in a form and with an insurance company acceptable to Lessor, with limits of coverage of not less than $1,000,000.00 for each person and $1,000,000.00 in the aggregate for bodily injury or death liability for each accident, and $100,000.00 for property damage liability for each accident for the benefit of both Lessor and Lessee as protection against all liability claims arising from the premises. Lessee hereby agrees and

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covenants  with Lessor to deliver a copy of the insurance as soon  thereafter as practicable, and to give Lessor not less than ten (10) days written notice informing Lessor of the expiration any such policy. Fire and extended coverage insurance upon all buildings, alterations, and improvements upon the said premises shall be provided for as follows: _____________ by Lessor, and fire and extended coverage insurance upon all of the contents and other personal property situated upon the said premises shall be provided for as follows by Lessee. It is understood and agreed by and between the parties that a copy of each policy of fire and extended coverage insurance shall be provided to the parties hereto at the beginning of the term of this Lease, or as soon thereafter as practicable, and that the party who is responsible for paying the premiums on each policy of fire and extended coverage insurance shall give the other party not less than ten (10) days written notice informing the other party of the expiration of any such policy.

XIV. HOLDING OVER.

     Lessee, for and in consideration of this Lease and the demise of the said premises, agrees and covenants with Lessors that no holding over by Lessee after the expiration of this Lease, or any renewal or extension thereof, whether with or without the consent of Lessor, shall operate to extend or renew this Lease, and that any such holdings over shall be construed as a tenancy from month to month at the monthly rental which shall have been payable at the time immediately prior to when such holding over shall have commenced, and such tenancy shall be subject to all the terms, conditions, covenants and agreements of this Lease.

XV.  BANKRUPTCY AND CONDEMNATION.

     Lessee, for and in consideration of this Lease and the demise of the said premises, hereby agrees and covenants with Lessor that should Lessee make an assignment for the benefit of creditors or should be adjudged a bankrupt, either by voluntary or involuntary proceedings, or if otherwise a receiver or trustee should be appointed by any court of competent jurisdiction for Lessee because of any insolvency, or any execution, attachment, or replevin, or other court order should be issued against the Lessee or any Lessee's property, whereby the demised premises or any building or buildings, or alterations, additions, or improvements thereon, shall be taken or occupied or attempted to be taken or occupied by someone other than the Lessee, the occurrence of any such event shall be deemed a breach of this Lease, and, in such event, Lessor shall have the option to forthwith terminate this Lease and to re-enter the said demised premises and to take possession thereof, whereupon Lessee shall quit and surrender peaceably the said demised premises to Lessor. In no event shall this Lease be deemed an asset of Lessee after the assignment for the benefit of creditors, the adjudication in bankruptcy, the appointment of a receiver or trustee, or the issuance of a Writ of Execution, a Writ of Attachment, a Writ of Replevin, or other court order against Lessee or Lessee's property whereby the demised premises or any building or buildings, or alterations, additions, or improvements thereon, shall be taken or occupied or attempted to be taken or occupied by someone other that the Lessee. Further, Lessee hereby covenants and agrees with Lessor that in the event the said demised premises, or any part thereof, shall be taken for any public or quasi-public use under any statute or by right of eminent domain, this Lease shall automatically terminate, as to the part so taken, as of the date possession shall have been taken, and the rent reserved shall be adjusted so that Lessee shall be required to pay for the remainder of the term that portion of the rent reserved in the proportion that the said demised premises remaining after the taking for public or quasi-public use bears to the whole of the said demised premises before the taking for public or quasi-public use. All damages and payments resulting from the taking for public or quasi-public use of the said demised premises shall accrue to and belong to Lessor, and Lessee shall have no right to any part thereof.

XVI.   DESTRUCTION.

     Lessee, for and in consideration of this Lease and the demise of the said premises agrees and covenants with Lessor that if at any time during the term of this Lease, or any extension or renewal thereof, the said demised premises shall be totally or partially destroyed by fire, flood, earthquake, or other calamity, then Lessor shall have the option to rebuild or repair the building or buildings, and any alterations, additions or improvements on the demised premises, in as good condition as they were immediately prior to such calamity; provided, however that such rebuilding or repair shall be commenced within a period of thirty days after notice in writing to Lessor of such destruction or damage. In such case, a just and proportionate part of the rental herein specified shall be abated until such demised premises shall have been rebuilt and repaired. In case, however, Lessor shall within thirty days following notice in writing to him of such damage elect not to rebuild to repair said premises, Lessor shall notify Lessee and, thereupon, this Lease shall terminate and become null and void. Moreover, in no event shall Lessor have any duty or obligation to rebuild or repair any signs, shelving, moveable furniture, equipment not affixed to the roof, walls, or floors as a permanent part of the realty, or any other personal property owned or leased by the Lessee and used to carry out the purpose for which Lessee is leasing the demised premises.

XVII.  SIGNS.

     Lessor and Lessee covenant and agree that Lessee may at Lessee's own expense erect and maintain a sign or signs to carry out the purpose for which Lessee is leasing the said demised premises; provided, however, the location, type and design of all exterior signs shall be first approved in writing by Lessor. Upon the expiration of this Lease, or any renewal or extension thereof, Lessee shall remove such sign or signs and shall repair any damage to the premises caused thereby at Lessee's own expense. Further, at any time within thirty days prior to the termination of this Lease, or any renewal or extension thereof, Lessor shall have the right to place upon any part of said demised premises any "For Rent" or "For Lease" signs that Lessor may select.

XVIII. TERMINATION AND REMEDIES.

     It is expressly understood and agreed between the parties hereto, that if the rent above reserved, or any part thereof, shall be in arrears or unpaid on the day of payment whereon the same ought to be paid as aforesaid, of if default shall be made in any of the covenants or agreements herein contained to be kept by Lessee, Lessee's heirs, personal representatives, assigns, and successors in interest, it shall and may be lawful for the Lessor. Lessor's heirs, personal representatives, agents, attorneys, assigns, or successors in interest, at Lessor's election, to declare said term ended and to re-enter the said premises, or any part thereof, either with or without process of law, and to expel, remove and to put out the Lessee, or any other person or persons occupying the demised premises, using such force as may be necessary in so doing, and to repossess and enjoy the same premises again as in its first and former state, and to distrain for any rent that may be due thereon any property belonging to Lessee, whether or not the same be exempt from execution and distress by law, and Lessee in that case hereby waives any and all legal rights which Lessee now has or may have, to hold or retain any such property under any exemption laws now or hereafter in force in the State of New Mexico, or in any other way. It is the intent of the parties hereto to hereby recognize in Lessor, Lessor's heirs, personal representatives, assigns or successors in interest, a valid first lien as provided by the laws of New Mexico, upon any and all goods, chattels, and other property belonging to Lessee and located in said premises, as security for the payment of said rent and fulfillment of the faithful performance of the agreements, covenants, terms and conditions hereof as herein provided, anything hereinbefore mentioned to the contrary notwithstanding. And if at any time said term shall be ended at such election of Lessor, Lessor's heirs, personal representatives assigns or successors in interest, as aforesaid, or in any other way, Lessee, Lessee's heirs, personal representatives, assigns or successors in interest do hereby covenant and agree to surrender and deliver up the above-described premises peaceably to Lessor, Lessor's heirs, personal representatives, assigns, or successor's in interest, immediately upon the termination of said term as aforesaid, and if Lessee shall remain in possession of the same ten (10) days after notice of such default, or after the termination of the Lease in any of the ways above named, Lessee shall be deemed guilty of a forcible detained of said premises under the laws of New Mexico and shall be subject to all the conditions and provisions above named, and shall also be subject to eviction and removal forcible or otherwise, with or without process of law as above stated. Further, it is covenanted and agreed by and between the parties hereto that at any time after any such termination, the Lessor may relet the demised premises, or any part thereof in the name of Lessor or otherwise, for such term and on such conditions as the Lessor, in Lessor's sole and absolute discretion, may determine, and may collect and receive the rent therefor. Moreover, in the event Lessor relets the demised premises, or any part thereof, it is explicitly understood and agreed by and between the parties hereto that the term may be greater or lesser than the period which would otherwise constituted the balance of the term of this Lease, and the conditions may include free rent of other concessions which may be reasonably required to induce another party to lease the demised premises. Notwithstanding anything herein to the contrary, the Lessor shall have no obligation hereunder to relet the demised premises, or any part thereof, and shall in no way be responsible or liable for any failure to collect any rent due upon such reletting. It is also covenanted and agreed by and between the parties hereto that no such termination of this Lease shall relieve the Lessee of its liabilities and obligations under this Lease, and such liabilities and obligations shall survive any such termination. In the event of any such termination, whether or not the demised premises, or any part thereof, shall have been relet, the total remaining balance of the rent which would be due and payable for the remainder of there term of this Lease, if this Lease were still in effect, less the net proceeds of any reletting effected pursuant to the Lessor's sole discretion, after deducting from the net proceeds all of the Lessor's expenses in connection with such reletting, including, without limitation all repossessions costs, brokerage commissions, legal expenses, reasonable attorneys's fees, alteration costs and expenses of preparation for such reletting, shall become immediately due and payable, as for liquidated damages of the Lessee's default. Nothing herein contained, however, shall limit or prejudice the right of Lessor to prove for and obtain as liquidated damages by reason of such termination, an amount equal to the maximum allowed by any statute or rule of law in effect at the time when, and governing the proceedings in which such damages are to be proved, whether or not such amount be greater than, equal to, or less than the amount of the difference referred to above, and whether or not such amount shall be immediately or other wise due and payable. Further, it is covenanted and agreed to by and between the parties hereto, that in addition to other remedies provided for in this Lease, the Lessor shall be entitled to restraint by injunction of the violation, or attempted or threatened violation, of any agreement or covenant of this Lease, or to a decree specifically compelling performance of any such agreement or covenant. The Lessee, the Lessee's heirs, personal representatives, assigns and successors in interest, hereby expressly waives, so far as permitted by law, the service of any notice of intention to re-enter provided for in any statute, or of the institution of legal proceedings to that end. Lessee, the Lessee's heirs, personal representatives, assigns, and successors in interest, also

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hereby  expressly  waives any right or redemption or re-entry or repossession or to restore the operation of this Lease case the Lessee shall be disposed by a judgment or by a warrant of any court or judge or in case of re-entry or repossession by the Lessor. It is further covenanted and agreed by and between the parties hereto, that the Lessee shall pay and discharge all costs, reasonable attorney's fees, and expenses incurred by Lessor, lessor's heirs, personal representatives, assigns, or successors in interest, in enforcing the covenants of this Lease or incurred by Lessor in pursuing any or all remedies which are or may be available hereunder or allowed at law or in equity, or incurred by Lessor in connection with reletting the demised premises.

XIX. LESSOR'S REMEDIES ARE CUMULATIVE.

     The specified remedies to which the Lessor may resort under the terms of this Lease are cumulative and are not intended to be exclusive of any other remedies or means of redress to which the Lessor may be lawfully entitled in case of any breach or threatened breach by the Lessee of any of the agreements and covenants herein contained.

XX.  WAIVERS.

     Lessee, for and in consideration of this Lease and the demise of the said premises, agrees and covenants with Lessor that the delay or omission in the enforcement of any of the agreements and covenants herein contained, or in the exercise of any Lessor's rights hereunder, shall not affect the duty of the Lessee to thereafter faithfully fulfill and perform all of the agreements and covenants herein contained, and that the failure, neglect, or omission of Lessor to terminate this Lease for any one or more breaches of any agreements and covenants hereof shall not be deemed a consent by Lessor of such breach and shall not impede, impair, stop, bar, or prevent Lessor from thereafter terminating this Lease, either for such violation, or for prior or subsequent violations of any covenant or agreement hereof.

XXI. BINDING ON HEIRS, PERSONAL REPRESENTATIVES, ASSIGNS, AND SUCCESSORS IN INTEREST.

     It is understood and agreed by and between the parties hereto that the agreements, covenants, terms, conditions, provisions, and undertakings in this Lease, or in any extension or renewal thereof, shall extend to and be binding upon the heirs, personal representatives, assigns and successors in interest of the respective parties hereto, as if they were in every case named and expressed, and shall be construed as covenants running with the land and wherever reference is made to either of the parties hereto, it shall be held to and include and apply also to the heirs, personal representatives, successors, and assigns of such party, as if in each and every case so expressed.

XXII. ADDRESSES FOR NOTICES.

     Any and all notices required or permitted to be given hereunder shall be considered to have been given in writing and delivered to the respective party designated below upon the date of such personal delivery, or upon a date three
(3) days following the mailing of any such notice by certified or registered mail, return receipt requested, addressed to the respective party at the respective address set forth below, or at such other address as either party may furnish the other for this purpose by written notification delivered or mailed to the other as herein provided

NOTICES  TO LESSOR       as per page 1          NOTICES TO LESSEE as per page 1.

XXIII. DECLARATION OF CONTRACTUAL LIABILITY.

     If there is more than one party Lessee, the covenants and agreements of the Lessee shall be joint and several obligations of each such party.

XXIV. GRAMMATICAL USAGE.

     In construing this Lease, feminine or neuter pronouns shall be substituted for those masculine in form and vice versa, and plural terms shall be substituted for singular and singular for plural in any place in which the context so requires.

XXV. COVENANT TO EXECUTE ADDITIONAL INSTRUMENTS.

     The parties hereto hereby agree to execute and deliver any instruments in writing necessary to carry out any agreement, covenant, term, condition, or assurance in this Lease whenever an occasion shall arise and request for such instrument shall be made.

XXVI. SEVERABILITY.

     If any provision of this Lease, or any application thereof, shall be declared invalid or unenforceable by any court of competent jurisdiction, the remainder of this Lease, and any other application of such provision shall continue in full force and effect.

XXVII. CAPTIONS.

     The section headings are for convenience of reference only and shall not otherwise affect the meaning hereof.

XXVIII. GOVERNING LAW.

     This Lease shall be governed by and construed in accordance with the laws of the State of New Mexico.

XXIX. AMENDMENTS.

     It is understood and agreed by and between the parties hereto that this Lease shall not be altered, changed, or amended except by instrument in writing executed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day year first above written

        JMP Company Inc., a New Mexico        Advanced Optics Electronics, Inc.,
            Corporation - Lessor              A Nevada corporation - Lessee
By  /S/ J.A. BACA                              By  /S/ LESLIE S. ROBINS
   ----------------------------------          -----------------------------
              Joel A. Baca, Treasurer          Leslie S. Robins, Executive
                                               Vice President

                                ACKNOWLEDGEMENTS

A.   For a corporation or incorporated association

STATE OF NEW MEXICO    )
                       ) ss
COUNTY OF Bernalillo )

This  instrument  was  acknowledged  before me on May 29,  1998

By /S/JOEL A. BACA,  Treasurer,  of      JMP Company Inc.
---------------------------------------------------------
                      (NAME(S) OF PERSONS)

My commission expires:  11-5-98                 /S/ MICHAEL D. LEACH
(Seal)                                           -------------------
                                                NOTARY PUBLIC


E.   For a corporation or incorporated association:


STATE OF NEW MEXICO    )
                       ) ss
COUNTY OF Bernalillo   )


This instrument was acknowledged before me on May 28, 1998

By Leslie S. Robins,  Executive V.P., of      Advanced Optics Electronics, Inc.,
-------------------------------------------------------------------------------
(NAME OF OFFICER)  (TITLE OF OFFICER)    (NAME OF CORPORATION ACKNOWLEDGING)
a Nevada corporation, on behalf of the corporation
(STATE OF INCORPORATION)

My commission expires: 11-5-98
                                                     /S/ MICHAEL D. LEACH
                                                      -------------------
(Seal)                                               NOTARY PUBLIC

                               SECRETARY OF STATE

                     [GRAPHIC] SEAL OF THE STATE OF NEVADA

                                STATE OF NEVADA


                                CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that ADVANCED OPTICS ELECTRONICS INC. did on the TWENTY-SECOND day of MAY, 1996 file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Nevada Secretary of State, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

                                        IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, this TWENTY-SECOND day of MAY, 1996.


                                        /s/Dean Heller

                                        Secretary of State



                                        By /s/Delaina Marqueeo

                                        Certification Clerk


[GRAPHIC] SEAL OF THE STATE OF NEVADA

Item 13. Financial Statements and Supplementary Data


                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Financial Statements For The Periods Ended December 31, 1997 and 1996

Report of Independent Accountant                                           FS-2
Statement of Operations                                                    FS-3
Balance Sheet                                                              FS-4
Statement of Changes in Shareholders' Equity                               FS-5
Statement of Cash Flows                                                    FS-6
Notes to Financial Statements                                              FS-7

Financial Statements For The Quarter Ended March 31, 1998

Report of Independent Accountant                                           FS-8
Statement of Operations                                                    FS-9
Balance Sheet                                                              FS-10
Statement of Changes in Shareholders' Equity                               FS-11
Statement of Cash Flows                                                    FS-12
Notes to Financial Statements                                              FS-13
                                                                           FS-14
                                                                           FS-15

                        REPORT OF INDEPENDENT ACCOUNTANT

I have audited the accompanying balance sheet of Advanced Optics, Inc. (a Nevada corporation) as of December 31, 1997 and 1996 and the related statements of income, cash flow, and changes in shareholders equity for the year ended December 31, 1997 and for the period from inception (May 22, 1996) through December 31, 1996. These statements are the responsibility of Advanced Optics Electronics, Inc's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Advanced Optics Electronics, Inc. as of December 31, 1997 and 1996 and the results of operations and cash flows for the year ended December 31, 1997 and for the period from inception (May 22, 1996) through December 31, 1996 in conformity with generally accepted accounting principles.

Athena L. McDevitt
Albuquerque, New Mexico
February 5, 1998

                       ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                            STATEMENT OF OPERATIONS

                                   Year Ended
                                December 31 1997




                                                                    Cumulative
                                                  From Inception  From Inception
                                                 (May 22nd, 1996) (May 22, 1996)
                                     Year Ended        to              to
                                    December 31,   December 31,    December 31,
                                        1997           1996            1997
                                    -----------    -----------     -----------

Revenues:
  Contract Revenue                  $    72,000    $        --     $    72,000
                                    -----------    -----------     -----------

Costs and Expenses:

  General and Administrative             73,421         17,969          91,930
  Research and Development               10,521         30,474          40,995
  Amortization and Depreciation          37,156          3,578          40,734
  Professional Expenses                  33,644         21,739          55,383
  Interest Expense                        1,948          3,142           5,090
                                    -----------    -----------     -----------
  Total Expenses                    $   156,690    $    76,902     $   233,592
                                    -----------    -----------     -----------

Net Loss                            $   (84,690)   $   (76,902)    $  (161,592)
                                    ===========    ===========     ===========

Earnings (Loss) Per Share           ($   0.0150)   ($   0.0678)    ($   0.0477)
Weighted Ave. Shares Outstanding      5,656,186      1,134,927       3,395,557



   The accompanying notes are an integral part of these financial statements.

                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET


                                                 December 31,      December 31,
                     Assets                          1997              1996
                                                 ------------      ------------
Current Assets
  Cash and Cash Equivalents                      $     74,421      $        960
  Subscription Receivable                              31,850                --
  Contract Receivable                                  72,000                --
  Note Receivable                                      11,493                --
                                                 ------------      ------------
  Total Current Assets                                189,764               960
                                                 ------------      ------------
Property and Equipment
  Furnitures and Fixtures                              13,132            12,303
  Computers                                             2,626                --
  Technical Equipment                                  27,424                --
  Less: Accumulated Depreciation                       (4,483)             (673)
                                                 ------------      ------------
  Total Property and Equipment                         38,699            11,630
                                                 ------------      ------------
Other Assets
  Organizational Costs, net                            84,027            20,565
  Goodwill, net                                         4,854             4,979
  Patents, net                                        227,191           240,132
  Other Assets                                            350                --
  Total Other Assets                                  316,422           265,676
                                                 ------------      ------------
Total Assets                                     $    544,885      $    278,266
                                                 ============      ============

         Liabilities and Shareholders' Equity

Current Liabilities
  Notes Payable                                  $      2,000      $     10,000
  Accrued Liabilities                                   5,425                --
                                                 ------------      ------------
  Total Current Liabilities                             7,425            10,000
                                                 ------------      ------------
Long-Term Liabilities
  Long-Term Liabilities                                23,455            34,572
                                                 ------------      ------------
                                                       23,455            34,572
                                                 ------------      ------------

Shareholders' Equity

  Common Stock, authorized 25,000,000
  shares, $.001 par value, 7,155,503
  and 4,499,290 shares issued and
  outstanding, respectively                             7,155             4,499
  Additional Paid-In Capital                          668,442           306,097
  Accumulated Deficit                                (161,532)          (76,902)
                                                 ------------      ------------
  Total Shareholders' Equity                          514,005           233,694
                                                 ------------      ------------
  Total Liabilities and Shareholders' Equity     $    544,885      $    278,266
                                                 ============      ============



   The accompanying notes are an integral part of these financial statements.

                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY



                                                            Common Stock                                Retained
                                                     --------------------------       Additional        Earnings          Total
                                                                       Stated           Paid-In       (Accumulated    Shareholders'
                                                       Shares           Value           Capital          Deficit)         Equity
                                                     ---------        ---------       ----------       -----------    -------------
Balance May 22, 1996                                        --        $      --        $      --        $      --       $      --

Stock issued in public offering                      4,499,290            4,499          306,097               --         310,596
Net Loss                                                    --               --               --          (76,902)        (76,902)
                                                     ---------        ---------        ---------        ---------       ---------

Balance December 31, 1996                            4,499,290            4,499          306,097          (76,902)        233,694
                                                     ---------        ---------        ---------        ---------       ---------

Stock issued in public offering                      2,656,213            2,656          362,345               --         365,001
Net Loss                                                    --               --               --          (84,690)        (84,690)
                                                     ---------        ---------        ---------        ---------       ---------

Balance December 31, 1997                            7,155,503        $   7,155        $ 668,442        $(161,592)      $ 514,005
                                                     =========        =========        =========        =========       =========




   The accompanying notes are an integral part of these financial statements.

                       ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                            STATEMENT OF CASH FLOWS



                                                                                                                    Cumulative
                                                                                             From Inception        From Inception
                                                                                             (May 22, 1996)        (May 22, 1996)
                                                                         Year Ended                to                    to
                                                                        December 31,          December 31,          December 31,
                                                                            1997                  1996                  1997
                                                                         ---------             ---------             ---------
Cash Flows-Operating Activities
   Net (Loss)                                                            $ (84,690)            $ (76,902)            $(161,592)

   Adjustments to Reconcile Net Loss to
   Net Cash Flows from Operating Activities
      Accumulated Depreciation                                               3,810                   673                 4,483
      Amortization Expense                                                  33,346                 2,905                36,251
      Subscription Receivable                                              (31,850)                   --               (31,850)
      Contract Receivable                                                  (72,000)                   --               (72,000)
      Note Receivable                                                      (11,493)                   --               (11,493)
      Other Assets                                                            (350)                   --                  (350)
      Accrued Liabilities                                                    5,425                    --                 5,425
                                                                         ---------             ---------             ---------
Net Cash Flows from Operating Activities                                  (157,802)              (73,324)             (231,126)
                                                                         ---------             ---------             ---------

Cash Flows-Investing Activities
   Furniture and Fixtures                                                     (829)              (12,303)              (13,132)
   Computers                                                                (2,626)                   --                (2,626)
   Technical Equipment                                                     (27,424)                   --               (27,424)
   Organization Costs                                                      (83,742)              (21,292)             (105,034)
   Goodwill                                                                     --                (5,000)               (5,000)
   Patents                                                                      --              (242,289)             (242,289)
                                                                         ---------             ---------             ---------
Net Cash Flows from Investing Activities                                  (114,621)             (280,884)             (395,505)
                                                                         ---------             ---------             ---------

Cash Flows-Financing Activities
   Notes Payable                                                             6,150                46,843                52,993
   Debt Repayment                                                          (25,267)               (2,271)              (27,538)
   Issuance of Common Stock                                                365,001               310,596               675,597
                                                                         ---------             ---------             ---------
Net Cash Flows from Financing Activities                                   345,884               355,168               701,052
                                                                         ---------             ---------             ---------

Net Increase (Decrease) in Cash                                             73,461                   960                74,421

Cash Balance at Beginning of Period                                            960                    --                    --
                                                                         ---------             ---------             ---------

Cash Balance at End of Period                                            $  74,421             $     960             $  74,421
                                                                         =========             =========             =========


   The accompanying notes are an integral part of these financial statements.

                          Notes to Financial Statements
                        ADVANCED OPTICS ELECTRONICS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Advanced Optics Electronics, Inc. is a developmental stage technology company with its principle focus on the development and production of large-scale flat panel displays. The Company is currently continuing its research and development of this product. Upon substantial completion of the research and development of the large flat panel display, the Company plans to make the transition from a developmental stage company to selling and producing this product. The market for the large-scale flat panel will include, but not be limited to, cockpit displays, flat panel computer monitors, and advertising billboards. Advanced Optics Electronics, Inc. plans to focus on producing and selling the large-scale flat panel displays for outdoor advertising billboards. Management believes that it will be in full production by the end of 1998.

Advanced Optics Electronics, Inc. was incorporated on May 23, 1996. During November 1996, Advanced Optics Electronics, Inc. merged with PLZ Tech, the developer of the large-scale flat panel displays. PLZ Tech shareholders owned 8,768,842 shares of common stock, which they exchanged for 4,500,000 shares in Advanced Optics Electronics, Inc.

Basis of Presentation

Advanced Optics Electronics, Inc. prepares its financial statements in accordance with generally accepted accounting principles which requires that management make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

The purchase method of accounting was used to record the merger between Advanced Optics Electronics, Inc. and PLZ Tech.

Revenue Recognition

Revenues are generally recognized when services are rendered or products are delivered to customers. Long-term contracts are accounted for using the percentage of completion method, with revenues recognized in proportion that costs incurred bear to estimated total costs at completion. Expected losses on such contracts, if any, are charged to income currently. The Company has entered a contract to produce flat panel displays for an outdoor advertising billboard. The amount of the contract is for $ 1.7 million dollars. Management estimates that the contract will be completed by November of 1998.

Depreciation and Amortization

Advanced Optics Electronics, Inc. will provide for depreciation on a straight-line basis over the estimated economic lives of their assets. Furniture and office equipment are being depreciated over 7 years. All computer and peripheral equipment are being depreciated over 5 years. All manufacturing equipment, with the exception of the Unitrack testing unit, are being depreciated over 7 years. The Unitrack testing unit is being depreciated over 15 years.

Organization costs are amortized on a straight-line basis over the period to be benefited of 5 years. Patents are amortized on a straight-line basis over the remaining estimated useful life of 15 years. Goodwill is amortized over the period to be benefited, or 40 years, whichever is less.

Income Taxes

Deferred tax assets and liabilities are established for temporary differences between financial and tax reporting bases and will subsequently be changed to reflect changes in tax rates expected to be in effect when the temporary differences reverse. There has not been any temporary differences between financial and tax reporting bases.

Earnings Per Share

Earnings Per Share is computed by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during the period.

Cash and Cash Equivalents

Cash and cash equivalents include investments in short-term, highly liquid securities, which have maturities when purchased of three months or less.

Leases

Currently, the only lease agreement is for rent of facilities for the office and production. The lease agreement is $ 1,300 per month for 3 years.

2. SHAREHOLDERS' EQUITY

Common Stock

The authorized common stock of Advanced Electronics, Inc. consists of 25,000,000 shares with a par value of $.001 per share.

3. DEBT

Long-term debt as of December 31 consists of a Note Payable in the amount of $16,150. The terms are 3 years at an 8% interest rate. The note is due May 15th, 1999. The current portion of the note is $ 2,000. There is a demand note in the amount of $ 9,305 with a 10% interest rate.

4. RELATED PARTY TRANSACTIONS

There is a Note Receivable from an officer in the amount of $ 11,493. The terms are a two year note at a 9% interest rate. The note is due November 10th, 1999.

                        REPORT OF INDEPENDENT ACCOUNTANT

I have audited the accompanying balance sheet of Advanced Optics, Inc. (a Nevada corporation) as of March 31, 1998 and the related statements of income, cash flow, and changes in shareholders equity for the quarter ended March 31,1998. These statements are the responsibility of Advanced Optics Electronics, Inc's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Advanced Optics Electronics, Inc. as of March 31, 1998 and the results of operations and cash flows for the quarter ended March, 1, 1998 in conformity with generally accepted accounting principles.

Athena L. McDevitt
Albuquerque, New Mexico
May 4, 1998

                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS



                                                                    Cumulative
                                                                  From Inception
                                                  For the Three   (May 22, 1996)
                                                   Months Ended         to
                                                  March 31, 1998  March 31, 1998
                                                  --------------  --------------
Revenues:
  Contract Revenue                                 $     72,000    $    144,000
                                                   ------------    ------------

Costs and Expenses:
  General and Admininstrative                            60,594         151,984
  Research and Development                                3,800          44,795
  Amortization and Depreciation                           6,526          47,260
  Professional Expenses                                  23,017          78,400
  Stock Transfer Fees                                     1,371           1,371
  Interest Expense                                          247           5,337
                                                   ------------    ------------
  Total Expenses                                   $     95,555    $    329,147
                                                   ------------    ------------

  Net Loss                                         $    (23,555)   $   (185,147)
                                                   ------------    ------------

Other comprehensive income, net of tax:
  Unrealized holding gains on securities:
  Unrealized holding identified this period:            200,020         200,020
                                                   ------------    ------------
Comprehensive Income                               $    176,465    $     14,873
                                                   ============    ============

Earnings (Loss) Per Share                          $     0.0158    $     0.0025

Weighted Ave. Shares Outstanding                     11,157,596       5,982,903




   The accompanying notes are an integral part of these financial statements.

                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET



                                                                     March 31,
                                                                        1998
                                                                    -----------
                      Assets

Current Assets
   Cash and Cash Equivalents                                        $   739,493
   Subscription Receivable                                               31,850
   Investments- Securities (Cost $ 35,191)                              235,211
   Contract Receivable                                                  144,000
   Note Receivable                                                       18,993
                                                                    -----------
   Total Current Assets                                               1,169,547
                                                                    -----------

Property and Equipment
   Furnitures and Fixtures                                               13,132
   Computers                                                              3,175
   Technical Equipment                                                   27,424
   Less: Accumulated Depreciation                                        (5,435)
                                                                    -----------
   Total Property and Equipment                                          38,296
                                                                    -----------

Other Assets
   Organizational Costs, net                                             78,776
   Goodwill, net                                                          4,823
   Patents, net                                                         223,955
   Other Assets                                                             350
                                                                    -----------
   Total Other Assets                                                   307,904
                                                                    -----------

Total Assets                                                        $ 1,515,747
                                                                    ===========

          Liabilities and Shareholders' Equity

Current Liabilities
   Notes Payable                                                    $    16,065
   Accrued Liabilities                                                   12,472
                                                                    -----------
   Total Current Liabilities                                             28,537
                                                                    -----------
Long-Term Liabilities
   Long-Term Liabilities                                                  5,740
                                                                    -----------

Shareholders' Equity

   Common Stock,  authorized
   25,000,000 shares, $.001 par
   value, 12,050,280 shares
   issued and  outstanding                                               12,050
   Additional  Paid-In  Capital                                       1,454,547
   Retained  Earnings                                                    14,873
                                                                    -----------
   Total Shareholders' Equity                                         1,481,470
                                                                    -----------

   Total Liabilities and Shareholders' Equity                       $ 1,515,747
                                                                    ===========


   The accompanying notes are an integral part of these financial statements.

                        ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                          Common Stock                         Retained
                                   ------------------------    Additional      Earnings        Total
                                                     Stated      Paid-In     (Accumulated   Shareholders'
                                     Shares           Value      Capital        Deficit)       Equity
                                   ----------        ------     ---------        ------      ---------
Balance May 22, 1996                       --       $    --      $     --      $     --     $       --

Stock issued in public offering     4,499,290         4,499       306,097            --        310,596
Net Loss                                   --            --            --       (76,902)       (76,902)
                                   ----------        ------     ---------        ------      ---------

Balance December 31, 1996           4,499,290         4,499       306,097       (76,902)       233,694
                                   ----------        ------     ---------        ------      ---------

Stock issued in public offering     2,656,213         2,656       362,345            --        365,001
Net Loss                                   --            --            --       (84,690)       (84,690)
                                   ----------        ------     ---------        ------      ---------

Balance December 31, 1997           7,155,503         7,155       668,442      (161,592)       514,005
                                   ----------        ------     ---------        ------      ---------

Stock issued in public offering     4,894,777         4,895       786,105            --        791,000
Comprehensive Income                       --            --            --       176,465        176,465
                                   ----------        ------     ---------        ------      ---------

Balance March 31 1998              12,050,280        12,050     1,454,547        14,873      1,481,470
                                   ==========        ======     =========        ======      =========



   The accompanying notes are an integral part of these financial statements.

                       ADVANCED OPTICS ELECTRONICS, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS


                                                                   Cumulative
                                                                 From Inception
                                                                 (May 22, 1996)
                                            Three Months Ended         to
                                              March 31, 1998     March 31, 1998
                                               -----------        -----------

Cash Flows-Operating Activities
  Net (Loss)                                   $   176,465        $    14,873

  Adjustments to Reconcile Net Loss to
  Net Cash Flows from Operating Activities
    Accumulated Depreciation                           952              5,435
    Amortization Expense                             8,518             44,769
    Unrealized Gain-Investment                    (200,020)          (200,020)
    Subscription Receivable                             --            (31,850)
    Contract Receivable                            (72,000)          (144,000)
    Note Receivable                                 (7,500)           (18,993)
    Accrued Liabilities                              7,047             12,472
                                               -----------        -----------
Net Cash Flows from Operating Activities           (86,538)          (317,314)
                                               -----------        -----------

Cash Flows-Investing Activities
  Furniture and Fixtures                                --            (13,132)
  Computers                                           (549)            (3,175)
  Technical Equipment                                   --            (27,424)
  Organization Costs                                    --           (105,034)
  Goodwill                                              --             (5,000)
  Patents                                               --           (242,289)
  Investment in Securities                         (35,191)           (35,191)
  Other Assets                                          --               (350)
                                               -----------        -----------
Net Cash Flows from Investing Activities           (35,740)          (431,595)
                                               -----------        -----------

Cash Flows-Financing Activities
  Notes Payable                                         --             52,993
  Debt Repayment                                    (3,650)           (31,188)
  Issuance of Common Stock                         791,000          1,466,597
                                               -----------        -----------
Net Cash Flows from Financing Activities           787,350          1,488,402
                                               -----------        -----------

Net Increase (Decrease) in Cash                    665,072            739,493
Cash Balance at Beginning of Period                 74,421                 --
                                               -----------        -----------

Cash Balance at End of Period                  $   739,493        $   739,493
                                               ===========        ===========



   The accompanying notes are an integral part of these financial statements.

                          Notes to Financial Statements

                        ADVANCED OPTICS ELECTRONICS, INC.



 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Description of Business

Advanced Optics Electronics, Inc. is a developmental stage technology company with its principle focus on the development and production of large-scale flat panel displays. The Company is currently continuing its research and development of this product. Upon substantial completion of the research and development of the large flat panel display, the Company plans to make the transition from a developmental stage company to selling and producing this product. The market for the large-scale flat panel will include, but not be limited to, cockpit displays, flat panel computer monitors, and advertising billboards. Advanced Optics Electronics, Inc. plans to focus on producing and selling the large-scale flat panel displays for outdoor advertising billboards. Management believes that it will be in full production by the end of 1998.

Advanced Optics Electronics, Inc. was incorporated on May 23, 1996. During November 1996, Advanced Optics Electronics, Inc. merged with PLZ Tech, the developer of the large-scale flat panel displays. PLZ Tech shareholders owned 8,768,842 shares of common stock, which they exchanged for 4,500,000 shares in Advanced Optics Electronics, Inc.

Basis of Presentation

Advanced Optics Electronics, Inc. prepares its financial statements in accordance with generally accepted accounting principles which requires that management make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

The purchase method of accounting was used to record the merger between Advanced Optics Electronics, Inc. and PLZ Tech.

Revenue Recognition

Revenues are generally recognized when services are rendered or products are delivered to customers. Long-term contracts are accounted for using the percentage of completion method, with revenues recognized in proportion that costs incurred bear to estimated total costs at completion. Expected losses on such contracts, if any, are charged to income currently. The Company has entered a contract to produce flat panel displays for an outdoor advertising billboard. The amount of the contract is for $ 1.7 million dollars. Management estimates that the contract will be completed by November of 1998.

Depreciation and Amortization

Advanced Optics Electronics, Inc. will provide for depreciation on a straight-line basis over the estimated economic lives of their assets. Furniture and office equipment are being depreciated over 7 years. All computer and peripheral equipment are being depreciated over 5 years. All manufacturing equipment, With the exception of the Unitrack testing unit, are being depreciated over 7 years. The Unitrack testing unit is being depreciated over 15 years.

Organization costs are amortized on a straight-line basis over the period to be benefited of 5 years. Patents are amortized on a straight-line basis over the remaining estimated useful life of 15 years. Goodwill is amortized over the period to be benefited, or 40 years, whichever is less.

Income Taxes

Deferred tax assets and liabilities are established for temporary differences between financial and tax reporting bases and will subsequently be changed to reflect changes in tax rates expected to be in effect when the temporary differences reverse. There have not been any temporary differences between financial and tax reporting bases.

Earnings Per Share

Earnings Per Share is computed by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during the period.

Cash and Cash Equivalents

Cash and cash equivalents include investments in short-term, highly liquid securities, which have maturities when purchased of three months or less.

Investments

Advanced Optics Electronics, Inc. has purchased marketable equity securities in a company. For financial purpose the marketable equity securities are treated as trading securities as of the date of the issuance of the March 31 financial statements. Management, since the purchase, has changed their intent and has purchased additional shares and will be required to account for the investment as if it were available-for-sale. The basis on which the gain was determined was specific identification.

Leases

Currently, the only lease agreement is for rent of facilities for the office and production. The lease agreement is $1,300 per month for 3 years.

2. SHAREHOLDERS' EQUITY

Common Stock

The authorized common stock of Advanced Electronics, Inc. consists of 25,000,000 shares with a par value of $.001 per share.

3. DEBT

Long-term debt as of March 31 consists of a Note Payable in the amount of $14,500. The terms are 3 years at an 8% interest rate. The note is due May 15th, 1999. The current portion of the note is $ 8,760.

4. RELATED PARTY TRANSACTIONS

There is a Note Receivable from an officer in the amount of $ 18,993. The terms are a two year note at a 9% interest rate. The note is due November 10th, 1999.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Advanced Optics Electronics, Inc.


                                        /s/LESLIE S. ROBINS
     Date: June 19, 1998           By:  Leslie S. Robins
                                        Executive Vice President